Exhibit 99.1

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached consent solicitation statement (the “Consent Solicitation Statement”), whether received by e-mail or otherwise received as a result of electronic communication and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached document. By accessing the attached Consent Solicitation Statement, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from the Issuers (as defined below) as a result of such access.

The attached Consent Solicitation Statement should not be forwarded or distributed to any other person and should not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of the Consent Solicitation Statement in whole or in part is unauthorized. Failure to comply with this direction may result in a violation of applicable laws and regulations.

Confirmation of your representation: You have been sent the attached Consent Solicitation Statement on the basis that you have confirmed to Barclays Bank PLC, The Hongkong and Shanghai Banking Corporation Limited and MUFG Securities Asia Limited Singapore Branch (the “Solicitation Agents”) or their respective affiliates, that (i) you are a holder of the (a) 5.65% Senior Notes due 2024 issued by Azure Power Solar Energy Private Limited and/or (b) 3.575% Senior Notes due 2026 issued by Azure Power Energy Ltd (each of Azure Power Solar Energy Private Limited and Azure Power Energy Ltd is herein referred to as the “Issuer” and together, the “Issuers”), (ii) you are not a Sanctions Restricted Person (as defined in the attached document) and you are not a person to whom it is unlawful to send the attached Consent Solicitation Statement or to make the proposals contained in the attached Consent Solicitation Statement, in each case under applicable laws and regulations and (iii) you consent to delivery by electronic transmission.

The Consent Solicitation Statement has been sent to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Issuers, Azure Power Global Limited (the “Parent”), the Trustee (as defined in the attached document), the Collateral Agents (as defined in the attached document), the Paying Agent (as defined in the attached document), the Solicitation Agents or any person who controls, or is a director, officer, employee or agent of the Issuers, the Parent, the Trustee, the Collateral Agents, the Paying Agent or the Solicitation Agents nor any affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Consent Solicitation Statement distributed to you in electronic format and the hard copy version available to you on request from the Solicitation Agents at the address specified at the end of the attached Consent Solicitation Statement.

You are reminded that the attached Consent Solicitation Statement has been delivered to you on the basis that you are a person into whose possession this Consent Solicitation Statement may lawfully be delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorized to deliver the attached Consent Solicitation Statement to any other person.

Restrictions: Nothing in this electronic transmission constitutes an offer to buy, sell or exchange any securities in the United States or any other jurisdiction.

The distribution of this Consent Solicitation Statement in certain jurisdictions may be restricted by law. Persons into whose possession this Consent Solicitation Statement comes are required by the Issuers, the Parent, the Trustee, the Collateral Agents, the Paying Agent, the Solicitation Agents and the Information and Tabulation Agent (as defined in the attached document) to inform themselves about, and to observe, any such restrictions.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent adviser (financial or otherwise).

CONSENT SOLICITATION STATEMENT

Azure Power Solar Energy Private Limited

Azure Power Energy Ltd

(each incorporated in Mauritius with limited liability)

Solicitation of Consents to amend certain provisions of the Indentures relating to the 2024 Notes and the 2026 Notes

Notes Description	CUSIP / ISIN / Common Code		Principal Amount	Consent Fee
	Rule 144A	Regulation S
5.65% Senior Notes due 2024 issued by Azure Power Solar Energy Private Limited (the “2024 Notes”)	CUSIP: 05502TAA6 ISIN: US05502TAA60 Common Code: 199526375	CUSIP: V04008AA2 ISIN: USV04008AA29 Common Code: 199527568	US$350,101,000	US$6 per US$1,000 principal amount of the Notes
3.575% Senior Notes due 2026 issued by Azure Power Energy Ltd (the “2026 Notes” and, together with the 2024 Notes, the “Notes”)	CUSIP: 05502V AA1 ISIN: US05502VAA17 Common Code: 237768736	CUSIP: V0002U AA5 ISIN: USV0002UAA52 Common Code: 237768752	US$414,000,000(1)	US$6(2) per US$1,000 principal amount of the Notes

Notes:	(1)	The aggregate principal amount of the 2026 Notes of US$414,000,000 is subject to a pool factor of 0.8631 (the “2026 Notes Pool Factor”) following partial mandatory amortization redemptions pursuant to the terms and conditions of the 2026 Notes. The aggregate outstanding principal amount of the 2026 Notes following such partial mandatory amortization redemptions is US$357,323,400.
	(2)	The Consent Fee for the 2026 Notes will be paid following the application of the 2026 Notes Pool Factor.

This consent solicitation statement dated November 28, 2023 (the “Consent Solicitation Statement”) contains details of (i) proposed amendments (the “Proposed Amendments”) to the terms of (A) the indenture dated as of September 24, 2019 (the “2024 Indenture”) among Azure Power Solar Energy Private Limited as issuer, Azure Power Global Limited as parent (the “Parent”) and HSBC Bank U.S.A., National Association, as trustee (the “Trustee”), notes collateral agent (the “Notes Collateral Agent”) and common collateral agent (the “Common Collateral Agent” and together with the Notes Collateral Agent, the “Collateral Agents”), and (B) the indenture dated as of August 19, 2021 (the “2026 Indenture” and together with the 2024 Indenture, the “Indentures”) among the Azure Power Energy Ltd as issuer (each of Azure Power Solar Energy Private Limited and Azure Power Energy Ltd is herein referred to as the “Issuer” and together, the “Issuers” or “we” or “us”), the Parent, the Trustee and the Common Collateral Agent and (ii) the consent offer to the holders of the Notes (the “Noteholders”) described herein. HSBC Bank U.S.A., National Association was appointed as the paying agent, transfer agent and registrar (the “Paying Agent”) with respect to the 2024 Notes and the 2026 Notes. Capitalized terms used but not defined herein shall, unless the context otherwise requires, have the meaning given to them in the Indentures.

This document is intended to solicit the consent of the Noteholders (the “Consent”), upon the terms and subject to the conditions set forth in this Consent Solicitation Statement (as may be amended or supplemented from time to time), to the Proposed Amendments to the Indentures (the “Consent Solicitation”). See “The Proposed Amendments.” The relevant Issuer will pay, or procure to be paid (via the Paying Agent), a cash payment of US$6 for each US$1,000 principal amount of Notes (the “Consent Fee”) (rounded to the nearest cent with half a cent rounded upwards and as adjusted for the 2026 Notes by the 2026 Notes Pool Factor in the case of the 2026 Notes) to Noteholders who have properly delivered valid Consents with respect to the 2024 Notes or the 2026 Notes on or before 5:00 p.m. New York City time, on December 7, 2023, unless extended by the Issuers in their sole discretion (the “Consent Expiration Deadline”), subject to the satisfaction of the conditions set forth herein, including the Requisite Consent Condition (as defined herein). The Consent Fee will be paid as soon as reasonably practicable following the Consent Expiration Deadline, but in any event by no later than December 18, 2023 (the “Consent Settlement Date”).

The “Requisite Consent Condition” refers to the receipt of valid Consents with respect to a majority in aggregate principal amount of each of the outstanding 2024 Notes and 2026 Notes (the “Requisite Consents”). The Requisite Consent Condition will not have been satisfied if the Requisite Consents have been received in one series of Notes but not in the other series of Notes on or prior to the Consent Expiration Deadline. If the Requisite Consent Condition is not satisfied and/or the other conditions set forth herein are not satisfied or waived in respect of both series of Notes, then (i) no Consent Fee will be paid to any of the Noteholders, irrespective of whether or not such Noteholder has delivered a valid Consent, and (ii) the Proposed Amendments will not take effect.

Subject to the satisfaction of the Requisite Consent Condition, and satisfaction or waiver of the General Conditions and other conditions contained in this Consent Solicitation Statement, each of the Issuers, the Parent, the Trustee and the Collateral Agents may execute a supplemental indenture (each a “Supplemental Indenture” and together, the “Supplemental Indentures”) to each of the Indentures implementing the Proposed Amendments promptly following the Consent Expiration Deadline. The Supplemental Indentures will become effective upon execution, but the Proposed Amendments will not become operative until the Consent Fee for properly delivered Consents is paid by the relevant Issuer to the relevant Noteholders, which is expected to occur on the Consent Settlement Date. The provisions of each of the Indentures to be modified in connection with the Proposed Amendments will remain in effect in the form in which they exist before the effectiveness of the Proposed Amendments until the Consent Settlement Date, whereupon the Proposed Amendments will be binding on all holders of Notes that remain outstanding.

Any questions and requests for assistance in connection with this Consent Solicitation Statement may be directed to Barclays Bank PLC, The Hongkong and Shanghai Banking Corporation Limited and MUFG Securities Asia Limited Singapore Branch, as the Solicitation Agents for the Consent Solicitation (the “Solicitation Agents”) at their respective addresses and telephone numbers set forth on the back cover of this Consent Solicitation Statement. Any questions and requests for assistance with regard to the procedures for participating in this Consent Solicitation or for additional copies of this Consent Solicitation Statement may be directed to Morrow Sodali Limited, as the information and tabulation agent for the Consent Solicitation (the “Information and Tabulation Agent”), at its address and telephone number set forth on the back cover of this Consent Solicitation Statement.

All Noteholders are entitled to deliver Consents. Any Noteholder wishing to participate in this Consent Solicitation must submit, or arrange to have submitted on its behalf, a valid Consent to DTC, prior to the Consent Expiration Deadline and before the deadline set by DTC. Only Direct Participants (as defined herein) in DTC may submit a Consent through DTC. By submitting a valid Consent to DTC, the Direct Participant authorizes the disclosure of their identity and account details. If you are not a Direct Participant in DTC, you must arrange for the Direct Participant through which you hold the Notes to submit a Consent on your behalf to DTC prior to the deadline specified by DTC. Where the context requires, the term “Noteholder” will be deemed to include DTC in the name of Cede & Co., as the registered holder, and participants listed on the DTC securities position listing where DTC has authorized such DTC participants to deliver Consents as if they were registered Noteholders in accordance with DTC’s ATOP (as defined herein) procedures.

The Proposed Amendments described in this Consent Solicitation Statement have been considered by a group of Noteholders who hold, in aggregate, approximately 33.46% of the principal amount of the 2024 Notes and 32.70% of the principal amount of the 2026 Notes. We believe this group of Noteholders intends to vote in favor of the Proposed Amendments in respect of their respective holdings of the Notes.

As of the date of this Consent Solicitation Statement, the 2026 Notes Pool Factor applies to the 2026 Notes such that the outstanding principal amount of the 2026 Notes corresponds to the 2026 Notes Pool Factor multiplied by the nominal amount of the 2026 Notes shown in the records of the Clearing Systems (as defined herein).

The Consent Fee to be paid to each Noteholder of the 2026 Notes will be subject to the outstanding principal amount of Notes instructed by the relevant Noteholder after the 2026 Notes Pool Factor has been applied.

Please handle this matter through your broker, dealer, bank, trust company or other nominee. Beneficial owners of Notes should contact the broker, dealer, commercial bank, trust company or other nominee through which they hold their Notes to see whether such nominee applies different deadlines to participate in this Consent Solicitation than those set forth in this Consent Solicitation Statement, and, if so, should follow those deadlines. For more information regarding the procedures for delivering your Consent, see “Solicitation Procedures” in this Consent Solicitation Statement.

The period during which Consents will be accepted will commence on November 28, 2023 (“Commencement Date”) and will expire at the Consent Expiration Deadline. Subject to Section 9.04 of each Indenture, a Consent delivered by a Noteholder may not be revoked unless the Consent Expiration Deadline has not occurred on or before 5:00 p.m. New York City time, on December 11, 2023 (the “Longstop Date”). The Issuers expressly reserve the right at any time prior to the Consent Expiration Deadline to, provided that the Execution Date has not occurred, (i) terminate or withdraw this Consent Solicitation whether or not the Requisite Consents have been received, for any reason, (ii) amend the terms of this Consent Solicitation whether or not the Requisite Consents have been received, provided that the amendments do not adversely affect the rights or obligations of, or impose any additional obligation on, any Noteholder, (iii) increase the amount of the Consent Fee to be paid pursuant to this Consent Solicitation, or (iv) waive any of the conditions of this Consent Solicitation, subject to applicable law and terms of the Indentures. Subject to applicable law, the Issuers may, in their sole discretion, extend the Consent Expiration Deadline from time to time. The Issuers shall notify the Noteholders of any such extension, amendment, modification, waiver, termination or withdrawal as set forth below. In the event the Issuers have not received the Requisite Consents on or before the Consent Expiration Deadline, as explained herein, the Consent Solicitation will be deemed withdrawn. The Supplemental Indentures will become effective upon the execution and delivery by the relevant Issuer, the Parent, the Trustee and the relevant Collateral Agent of the applicable Supplemental Indenture, provided that the Proposed Amendments will not become operative until the Consent Fee for properly delivered Consents is paid by the relevant Issuer to the relevant Noteholders, which is expected to occur on the Consent Settlement Date.

Solicitation Agents
Barclays	HSBC	MUFG

The date of this Consent Solicitation Statement is November 28, 2023

IMPORTANT INFORMATION

The Parent and the Issuers accept responsibility for the information contained in this Consent Solicitation Statement and confirm that, to the best of their knowledge (having taken all reasonable care to ensure that such is the case), the information contained in this Consent Solicitation Statement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document does not constitute or form part of, and should not be construed as, an offer for sale or subscription of, or a solicitation of any offer to buy or subscribe for, any securities of the Issuers or any other entity. The distribution of this document and the making of this Consent Solicitation may nonetheless be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required by the Issuers, the Parent, the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents and the Paying Agent to inform themselves about, and to observe, any such restrictions. None of the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents or the Paying Agent (nor their respective directors, employees, officers, agents or affiliates or any person who controls any of them) will incur any liability for their own failure or the failure of any other person or persons to comply with the provisions of any such restrictions.

This document does not constitute and should not be considered as an advertisement, invitation, sale, an offer to sell, offer to purchase, or a solicitation to sell or solicitation to purchase or subscribe for securities (whether to the public or by way of private placement) within the meaning of the (Indian) Companies Act, 2013, as amended from time to time or other applicable laws, regulations and guidelines of India, nor shall it or any part of it form basis of or relied on in connection with any contract, commitment or any investment decision in relation thereto in India. The notes will not be offered or sold, and have not been offered or sold in India by means of any offering document or other document or material relating to the notes, directly or indirectly, to any person or to the public in India. This document is not an offer document or an OM or a “private placement offer cum application letter” or a “prospectus” under the (Indian) Companies Act, 2013, as amended from time to time, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended from time to time or any other applicable law in India and no such document will be circulated or distributed to any person in India. This document has not been and will not be registered as a “prospectus” or a statement in lieu of prospectus in respect of a public offer, information memorandum or “private placement offer cum application letter” or any other offering material with any registrar of companies in India, the Reserve Bank of India, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India, save and except for any information relating to the notes which is mandatorily required to be disclosed or filed in India under any applicable Indian laws.

This Consent Solicitation Statement has not been filed with or reviewed by any federal or state securities commission or regulatory authority of any country, nor has any such commission or authority passed upon the accuracy or adequacy of this Consent Solicitation Statement. Any representation to the contrary is unlawful and may be a criminal offense.

Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this Consent Solicitation Statement.

Unless the context otherwise requires, all references in this Consent Solicitation Statement to “Noteholders” include (a) each person who is shown in the records of DTC as a Noteholder (each a “Direct Participant”); and (b) each beneficial owner holding the Notes, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner’s behalf, except that for the purposes of any payment to

i

a Noteholder, to the extent the beneficial owner of the Notes is not a Direct Participant, such payment will only be made by DTC to the relevant Direct Participant and the making of such payment by or on behalf of the relevant Issuer to DTC and by DTC to such Direct Participant will satisfy the respective obligations of the relevant Issuer and DTC in respect of the Notes.

A Noteholder who is a Sanctions Restricted Person (as defined in “Representations, Warranties and Covenants”) may not participate in the Consent Solicitation. No steps taken by a Sanctions Restricted Person to deliver its Consent to the Proposed Amendments pursuant to the Consent Solicitation will be accepted by the Issuers and such Sanctions Restricted Person will not be eligible to receive the Consent Fee in any circumstances. The restrictions described in this paragraph shall only apply to the extent that it would not be unenforceable by reason of breach of any provision of (i) Council Regulation (EC) No 2271/96 of November 22, 1996 (the “EU Blocking Regulation”) (or any law or regulation implementing the EU Blocking Regulation in any member state of the European Union) or (ii) the EU Blocking Regulation as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

The Consent Solicitation is being conducted in a manner eligible for use of the Automated Tender Offer Program (“ATOP”) of DTC. As of the date of this Consent Solicitation Statement, all of the Notes are registered in the name of the nominee of DTC. In turn, the Notes are recorded in DTC’s books in the names of Direct Participants in DTC (the “DTC Participants”) who hold the Notes either for themselves or for the ultimate beneficial owners. In order to cause Consents to be delivered, DTC Participants must electronically deliver a Consent by causing DTC to transfer and surrender its Notes to the Information and Tabulation Agent in accordance with DTC’s ATOP procedures. In order to be valid, such transfers must be in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof. In respect of the 2026 Notes, these amounts are prior to the application of the 2026 Notes Pool Factor. By making such transfer, DTC Participants will be deemed to have delivered a Consent with respect to any Notes so transferred and surrendered. DTC will verify each transfer and surrender of Notes and confirm electronic delivery of a Consent by sending an Agent’s Message (as defined herein) to the Information and Tabulation Agent. Any Notes transferred and surrendered will be held by the Information and Tabulation Agent and will not be available for transfer to third parties until the Information and Tabulation Agent returns the Notes as described under “Solicitation Procedures.” The term “Agent’s Message” means a message transmitted by DTC, received by the Information and Tabulation Agent and forming part of the Book-Entry Confirmation (as defined herein), which states that DTC has received an express acknowledgment from the DTC Participant delivering Consents which are the subject of such Book-Entry Confirmation that such DTC Participant (i) has received and agrees to be bound by the terms of the Consent Solicitation as set forth in this Consent Solicitation Statement and that the relevant Issuer may enforce such agreement against such DTC Participant, and (ii) consents to the Proposed Amendments and the execution and delivery of the applicable Supplemental Indenture as described in this Consent Solicitation Statement.

Noteholders who hold the Notes through Euroclear or Clearstream must follow the procedures established by the relevant Clearing System for delivering Consents in this Consent Solicitation. The deadlines set by each of Euroclear and Clearstream may be earlier than the relevant deadlines specified in this Consent Solicitation Statement. In addition, Noteholders should be aware that their banks, brokers or other nominees may establish their own earlier deadlines.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS CONSENT SOLICITATION AT ANY TIME. For the avoidance of doubt, a transfer and surrender of notes in accordance with DTC’s ATOP procedures for purposes of delivering a Consent shall not be considered a tender or delivery of Notes for purposes of the prior sentence.

No person is authorized in connection with this Consent Solicitation to give any information or to make any representation not contained in this document and any such information or representation must not be relied on as having been authorized by or on behalf of the Issuers, the Parent, the Trustee, the Collateral Agents, the Paying Agent, the Solicitation Agents, the Information and Tabulation Agent or any of their respective affiliates or any other person. None of the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the

Collateral Agents, the Paying Agent or their respective directors, employees, officers, agents or affiliates or any person who controls any of them has separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents, the Paying Agent or any of their respective directors, employees, officers, agents or affiliates or any person who controls any of them as to the accuracy or completeness of the information contained in this document or any other information provided by it in connection with this Consent Solicitation. None of the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents, the Paying Agent or their respective directors, employees, officers, agents or affiliates or any person who controls any of them accepts any responsibility for this document, makes any representation or recommendation regarding this document or this Consent Solicitation or owes any duty to any Noteholder. Noteholders must make their own independent decisions as to whether to deliver a Consent.

The Issuers expressly reserve the right at any time prior to the Consent Expiration Deadline, provided that the Execution Date has not occurred, to (i) terminate or withdraw this Consent Solicitation whether or not the Requisite Consents have been received, for any reason, (ii) amend the terms of this Consent Solicitation whether or not the Requisite Consents have been received, provided that the amendments do not adversely affect the rights or obligations of, or impose any additional obligation on, any Noteholder, (iii) increase the amount of the Consent Fee to be paid pursuant to this Consent Solicitation or (iv) waive any of the conditions of this Consent Solicitation, subject to applicable law and terms of the Indentures. In addition, each of the Issuers will execute and deliver to the Trustee and the relevant Collateral Agent the applicable Supplemental Indenture subject to the satisfaction of the Requisite Consent Condition and other conditions in this Consent Solicitation Statement after the Consent Expiration Deadline. The Supplemental Indentures will become effective upon execution, but the Proposed Amendments will not become operative until the Consent Fee for properly delivered Consents is paid by the relevant Issuer (via the Paying Agent) to the relevant Noteholders, which is expected to occur on the Consent Settlement Date.

The Solicitation Agents are acting exclusively for the Issuers, the Parent and their respective affiliates in relation to this Consent Solicitation and for no one else and will not regard any other person as its customer or be responsible to anyone other than the Issuers, the Parent and their respective affiliates for providing the protections afforded to customers of the Solicitation Agents or for providing advice in relation to this Consent Solicitation. The Solicitation Agents and their respective affiliates may, to the extent permitted by applicable law, have or hold a position in the Notes or from time to time provide investment services in relation to, or engage in transactions involving, the Notes and the Solicitation Agents and/or their respective affiliates may, to the extent permitted by applicable law, make or continue to make a market in, or vote in respect of, or act as principal in any transactions in, or relating to, or otherwise act in relation to, the Notes.

The Solicitation Agents and the Information and Tabulation Agent and/or their respective affiliates are entitled to hold positions in the Notes either for their own account or for the account, directly or indirectly, of third parties. Noteholders are informed by the Solicitation Agents that the Solicitation Agents and the Information and Tabulation Agent and/or their respective affiliates may hold significant positions in the Notes. The Solicitation Agents and the Information and Tabulation Agent and/or their respective affiliates are entitled to continue to hold or dispose of, in any manner they may elect, any Notes that they may hold as at the date of this Consent Solicitation Statement and the Solicitation Agents and the Information and Tabulation Agent are entitled, from such date, to acquire further Notes, subject to applicable law and the Solicitation Agents and the Information and Tabulation Agent may or may not submit or deliver valid consent instructions or votes in respect of such Notes. No such submission or non-submission by the Solicitation Agents or the Information and Tabulation Agent should be taken by any Noteholder or any other person as any recommendation or otherwise by the Solicitation Agents or the Information and Tabulation Agent, as the case may be, as to the merits of participating or not participating in the Consent Solicitation.

Each person receiving this Consent Solicitation Statement is deemed to acknowledge that such person has not relied on the Solicitation Agents, the Trustee, the Collateral Agents, the Paying Agent or the Information and Tabulation Agent or any of their respective directors, officers, representatives, agents, advisers, employees, affiliates or any person who controls any of them in connection with its decision on how or whether to vote in relation to the Proposed Amendments in respect of any Notes. Each such person must make its own analysis and investigation regarding the Proposed Amendments and make its own voting decision, with particular reference to its own investment objectives and experience, and any other factors which may be relevant to it in connection with such voting decision. If such person is in any doubt about any aspect of the Proposed Amendments and/or the action it should take, it should consult its independent professional advisers.

This Consent Solicitation is not being made to, and no Consents are being solicited from, Noteholders in any jurisdiction in which it is unlawful to make such Consent Solicitation or grant such Consents. However, the Issuers may, in their sole discretion, take such actions as they may deem necessary to solicit Consents in any jurisdiction and may extend this Consent Solicitation to, and solicit Consents from, persons in any such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require this Consent Solicitation to be made by a licensed broker or dealer, this Consent Solicitation will be deemed to be made on behalf of the Issuers by the Solicitation Agents or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Consent Solicitation Statement contains certain forward-looking statements based on estimates and assumptions.

These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Similarly, statements that describe each Issuer’s future financial position and results of operations, strategy, plans, objectives, goals, targets, and future developments in the markets where each Issuer participates or is seeking to participate are forward-looking statements. These forward-looking statements are based on each Issuer’s current expectations only, and are subject to a number of risks, uncertainties and assumptions, including the risk factors described herein under “Risk Factors; Special Considerations” and the other risk factors set forth in the “Risk Factors” section of the Parent’s annual report on Form 20-F for the fiscal year ended March 31, 2022, as filed with the SEC on October 12, 2023. Noteholders are urged to consider these factors carefully in evaluating the forward-looking statements.

These forward-looking statements contained in this Consent Solicitation Statement speak only as of the date of this Consent Solicitation Statement, and no obligation has been undertaken by the Issuers or the Parent to publicly update or revise any forward-looking statements made in this Consent Solicitation Statement or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations.

DOCUMENTS AVAILABLE

This Consent Solicitation Statement and all notices related to the Consent Solicitation as well as copies of the Indentures will be made available on https://projects.morrowsodali.com/azurepower (the “Consent Website”), the access to which is subject to eligibility confirmation and registration.

DEFINITIONS

In this Consent Solicitation Statement, unless the context otherwise requires, the following words and expressions have the meanings set forth opposite them below and any capitalized terms used herein but not defined below shall have the meanings given to them in the Indentures.

2024 Indenture	The indenture dated as of September 24, 2019 among APSEPL, the Parent, the Trustee and the Collateral Agents governing the 2024 Notes.

2024 Supplemental Indenture	The supplemental indenture to be entered into among APSEPL, the Parent, the Trustee and the Collateral Agents giving effect to the Proposed Amendments to the 2024 Indenture, substantially in the form as set out in Exhibit A.

2026 Indenture	The indenture dated as of August 19, 2021 among APEL, the Parent, the Trustee and the Common Collateral Agent governing the 2026 Notes.

2026 Supplemental Indenture	The supplemental indenture to be entered into among APEL, the Parent, the Trustee and the Common Collateral Agent giving effect to the Proposed Amendments to the 2026 Indenture, substantially in the form as set out in Exhibit B.

APEL	Azure Power Energy Ltd.

APSEPL	Azure Power Solar Energy Private Limited.

Business Day	Any day that is not a Saturday, Sunday, legal holiday or other day on which banking institutions in Hong Kong, the City of New York, London, Mauritius, Singapore or India (or in any other place in which payments on the Notes are to be made) are authorized by law or governmental regulation to close.

Clearing Systems	DTC, Euroclear and/or Clearstream, where the context permits, and each a “Clearing System.”

Clearstream	Clearstream Banking S.A.

Collateral Agent	HSBC Bank U.S.A., National Association.

Consent Website	https://projects.morrowsodali.com/azurepower, the document posting website operated by the Information and Tabulation Agent for the purpose of the Consent Solicitation, the access to which is subject to eligibility confirmation and registration.

DTC	The Depository Trust Company.

Euroclear	Euroclear Bank SA/NV.

Execution Date	The date that the relevant Issuer, the Parent, the Trustee and the relevant Collateral Agent execute the applicable Supplemental Indenture giving effect to the Proposed Amendments. The Supplemental Indentures will become effective upon execution, but the Proposed Amendments will not become operative until the Consent Fee for properly delivered Consents pursuant to the Consent Solicitation is paid by the relevant Issuer to the relevant

v

Noteholders, which is expected to occur on the Consent Settlement Date.

Group	The Parent together with its subsidiaries.

Indentures	The 2024 Indenture and 2026 Indenture.

Issuers	Azure Power Solar Energy Private Limited and Azure Power Energy Ltd (each an “Issuer” and collectively the “Issuers”)

Notes	The 2024 Notes and 2026 Notes.

Parent	Azure Power Global Limited.

Proposed Amendments	The proposed amendments to certain terms of each of the Indentures, as set out in the section titled “Proposed Amendments” of this Consent Solicitation Statement.

Requisite Consent Condition	The receipt of the Requisite Consents.

Requisite Consents	Properly delivered (or deemed to be delivered) and not validly revoked Consents by Noteholders relating to at least a majority in aggregate principal amount of each of the outstanding 2024 Notes and 2026 Notes to approve the Proposed Amendments under this Consent Solicitation Statement.

SGXNET	The website maintained by the Singapore Exchange Securities Trading Limited (“SGX”) for the submission of announcements required under the SGX’s listing rules as from time to time amended, modified or supplemented.

Supplemental Indentures	The 2024 Supplemental Indenture and 2026 Supplemental Indenture, or any of them (as the context requires).

SUMMARY TIMETABLE

In relation to the times and dates indicated below, the Noteholders holding Notes in DTC should note the particular practices and policies of DTC regarding their communications or procedural deadlines, which will determine the latest time at which Consents may be delivered to DTC (which may be earlier than the deadlines set forth below) so that they are received by the Information and Tabulation Agent within the deadlines set forth below.

All notices to Noteholders will be given through delivery to DTC for communication to Direct Participants, via the Consent Website and through announcements released via SGXNET.

Date	Calendar date and/or time	Event

Commencement Date	November 28, 2023	Commencement of the Consent Solicitation. The Consent Solicitation Statement will be made available on the Consent Website.

Consent Expiration Deadline	5:00 p.m., New York City time on December 7, 2023	The latest time and date for Noteholders to deliver their Consents (including for the purpose of being eligible to receive the Consent Fee on the Consent Settlement Date).

Announcement of Results	Promptly after the Consent Expiration Deadline, but in any event no later than three Business Days after the Consent Expiration Deadline	Announcement of whether the Issuers have received the Requisite Consents pursuant to this Consent Solicitation and satisfaction of the other conditions set out herein.

Execution Date	Promptly following the announcement of results, provided that the Requisite Consent Condition and other conditions set out in this Consent Solicitation Statement are satisfied	The date that the relevant Issuer, the Parent, the Trustee and the relevant Collateral Agent execute the applicable Supplemental Indenture. The Supplemental Indentures will become effective upon execution, but the Proposed Amendments will only become operative upon payment of the Consent Fee by the relevant Issuer (via the Paying Agent) to the relevant Noteholders, which is expected to occur on the Consent Settlement Date.

Consent Settlement Date	As soon as reasonably practicable following the announcement of results, but in any event no later than December 18, 2023

Subject to the Issuers receiving the Requisite Consents on or before the Consent Expiration Deadline and to the satisfaction (or waiver) of other conditions described herein, the date of payment of the Consent Fee to such Noteholders who have properly delivered their valid Consent on or prior to the Consent Expiration Deadline.

The Issuers reserve the right to extend the Consent Expiration Deadline in their sole discretion. In such a case, the date of the announcement of the results of this Consent Solicitation, the Execution Date and the Consent Settlement Date will be adjusted accordingly. Noteholders should inform themselves of any earlier deadlines that may be imposed by the Clearing Systems and/or any intermediaries, which may affect the timing of the submission of a Consent.

The Issuers will publicly announce the commencement date of the Consent Solicitation, any extension of the Consent Expiration Deadline, other notifications or amendments relating to the Consent Solicitation, the results of the Consent Solicitation and the payment of the Consent Fee by the issue of a press release and/or a notice sent via the DTC, Euroclear or Clearstream and the Consent Website.

SUMMARY OF THE CONSENT SOLICITATION AND THE PROPOSED AMENDMENTS

The following summary highlights only certain aspects of particular provisions of the Consent Solicitation and the Indentures, and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Consent Solicitation Statement, and any amendments or supplements thereto. Noteholders are urged to read this Consent Solicitation Statement in its entirety, as it contains important information which you should read carefully before you make any decision with respect to the Consent Solicitation conducted hereby. This summary does not purport to be complete and may not contain all information needed by you in making a decision regarding this Consent Solicitation.

Issuers	2024 Notes: APSEPL 2026 Notes: APEL

2024 Notes	5.65% Senior Notes due 2024 issued by APSEPL
Rule 144A CUSIP: 05502TAA6 ISIN: US05502TAA60 Common Code: 199526375
Regulation S CUSIP: V04008AA2 ISIN: USV04008AA29 Common Code: 199527568

2026 Notes	3.575% Senior Notes due 2026 issued by APEL
Rule 144A CUSIP: 05502V AA1 ISIN: US05502VAA17 Common Code: 237768736
Regulation S CUSIP: V0002U AA5 ISIN: USV0002UAA52 Common Code: 237768752

The Consent Solicitation

The Issuers are soliciting Consents from Noteholders in respect of a majority of the outstanding aggregate principal amount of each of the Notes to amend certain terms of each of the Indentures. The Requisite Consents are required in order for the Proposed Amendments to be adopted. The Supplemental Indentures will become effective upon execution, but the Proposed Amendments will not become operative until the Consent Fee for properly delivered Consents is paid by the relevant Issuer (via the Paying Agent) to the relevant Noteholders, which is expected to occur on the Consent Settlement Date.

All Consents delivered will be deemed to be Consents to the Proposed Amendments as a whole.

Purpose of the Consent Solicitation	The purpose of the Proposed Amendments is to:

(i)	undertake to make tender offers (i) to purchase an outstanding principal amount of U.S.$40,000,000 of the 2024 Notes by March 25, 2024, (ii) to purchase an outstanding principal amount of U.S.$12,000,000 of the 2026 Notes by March 25, 2024 and an outstanding principal amount of U.S.$8,000,000 of the 2026 Notes by August 26, 2024;

(ii)	make certain amendments and provide certain confirmations with respect to the reporting covenant of each of the Indentures; and

(iii)	make certain amendments to the Restricted Payments and limitations on amendments of onshore debt covenants in the 2024 Indenture to allow for the implementation of a cash-neutral intercompany transaction.

See “The Proposed Amendments - Background to the Consent Solicitation”.

Consent Fee

US$6 for each US$1,000 principal amount of Notes (rounded to the nearest cent with half a cent rounded upwards). The Consent Fee to be paid to each Noteholder of the 2026 Notes will be subject to the outstanding principal amount of Notes instructed by the relevant Noteholder after the 2026 Notes Pool Factor has been applied.

All Noteholders who validly deliver a Consent to the Proposed Amendments prior to the Consent Expiration Deadline will be eligible to receive the Consent Fee, subject to the conditions set forth herein, including receipt of the Requisite Consents. If the Issuers do not accept the delivered Consents, they will not pay the Consent Fee in respect of any Consents, and the Proposed Amendments will not become operative.

Consent Expiration Deadline	December 7, 2023, unless extended in our sole discretion.

Execution Date	Promptly following the announcement of results.

Consent Settlement Date	As soon as reasonably practicable following the announcement of results, but in any event no later than December 18, 2023.

Longstop Date	December 11, 2023.

Withdrawal and Revocation	Provided that the Consent Expiration Deadline occurs on or before the Longstop Date, (i) subject to Section 9.04 of each Indenture, instructions made in connection with the Consent Solicitation are irrevocable and (ii) if you participate in the Consent Solicitation, the Consent may not be revoked or withdrawn at any time once you deliver a Consent to the Proposed Amendments. See “Solicitation Procedures —Revocation of Consents.”

Sanctions Restricted Person	A Noteholder who is a Sanctions Restricted Person may not participate in the Consent Solicitation. No steps taken by a Sanctions Restricted Person to deliver its Consent to the Proposed Amendments pursuant to the Consent Solicitation will be accepted by the Issuers and such Sanctions Restricted Person will not be eligible to receive the Consent Fee in any circumstances. The restrictions described in this paragraph shall only apply to the extent that it would not be unenforceable by reason of breach of any provision of (i) the EU Blocking Regulation (or any law or regulation implementing the EU Blocking Regulation in any member state of the European Union) or (ii) the EU Blocking Regulation as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

Conditions to the Consent Solicitation

Our obligation to consummate the Consent Solicitation is conditioned upon the satisfaction of the (i) Requisite Consent Condition and (ii) the General Conditions, described in “Conditions of the Consent Solicitation.”

We may terminate or withdraw the Consent Solicitation if any of the terms and conditions are not satisfied or waived prior to the Consent Expiration Deadline (unless we have executed the Supplemental Indentures). We may also extend the Consent Solicitation from time to time until the conditions are satisfied or waived. As further described below in “Extension, Amendments and Termination,” unless we have executed the Supplemental Indentures, we reserve the right to amend, modify or waive, at any time, the terms and conditions of Consent Solicitation, subject to applicable laws and terms of the Indentures.

Procedures for Delivering Consents	To deliver a Consent with respect to the Notes, a Noteholder must validly deliver a Consent prior to the Consent Expiration Deadline pursuant to the procedures described herein. See “Solicitation Procedures.”

Automated Tender Offer Program (“ATOP”)	Each Noteholder wishing to participate in the Consent Solicitation must transmit its Consent through ATOP of DTC as described below, prior to the Consent Expiration Deadline. See “Solicitation Procedures —How to Consent.”

Consenting through a Custodian	If you wish to participate in the Consent Solicitation and your Notes are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to deliver your Consents on your behalf pursuant to the procedures of that custodial entity.

Custodial entities that are DTC Participants must deliver Consents through ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by this Consent Solicitation Statement.

Noteholders delivering Consents through DTC’s ATOP procedures must transmit Consents to the Proposed Amendments prior to the Consent Expiration Deadline. DTC will verify acceptance of the consent instruction, execute a book-entry record of the delivered Consents and send to the Information and Tabulation Agent a “Book-Entry Confirmation”, which shall include an Agent’s Message. An “Agent’s Message” is a message, transmitted by DTC to, and received by, the Information and Tabulation Agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from a DTC Participant delivering Consents to the Proposed Amendments that such DTC Participant has received and agrees to be bound by the terms of the Consent Solicitation, and that we may enforce such agreement against the DTC Participant. Delivery of the Agent’s Message by DTC will satisfy the terms of the Consent Solicitation as to execution and delivery of a Consent by the DTC Participant identified in the Agent’s Message.

In order to be valid, Consents must be submitted in respect of a minimum nominal amount of Notes of no less than an aggregate principal amount of US$200,000 and integral multiples of US$1,000 in excess thereof. In respect of the 2026 Notes, these amounts are prior to the application of the 2026 Notes Pool Factor.

For further information, Noteholders should contact the Solicitation Agents or the Information and Tabulation Agent at their respective telephone numbers and addresses set forth on the back cover page of this Consent Solicitation Statement or consult their broker, dealer, commercial bank, trust company or nominee for assistance. No guaranteed delivery procedures are being offered in connection with the Consent Solicitation. You must deliver your Consent in respect of the Consent Solicitation prior to the Consent Expiration Deadline in order to receive the Consent Fee. Noteholders who intend to deliver Consents by the Consent Expiration Deadline must allow sufficient time for completion of the delivery procedures during normal business hours of DTC. Noteholders should be aware that their banks, brokers or other nominees may establish their own earlier deadlines.

Consequences of failure to deliver Consents	Noteholders from whom no Consent is delivered prior to the Consent Expiration Deadline will not receive any Consent Fee, even though the Proposed Amendments, if they become effective, will be applicable and binding with respect to all Noteholders and their transferees.

Extension, Amendments and Termination

To the extent we are legally permitted to do so, we expressly reserve the right to at any time prior to the Consent Expiration Deadline to, provided that the Execution Date has not occurred, (i) terminate or withdraw this Consent Solicitation whether or not the Requisite Consents have been received, for any reason, (ii) amend the terms of this Consent Solicitation whether or not the Requisite Consents have been received, provided that the amendments do not adversely affect the rights or obligations of, or impose any additional obligation on, any Noteholder, (iii) increase the amount of the Consent Fee to be paid pursuant to this Consent Solicitation or (iv) waive any of the conditions of this Consent Solicitation, subject to applicable law and the terms of the Indentures. Any amendment to the Consent Solicitation will apply to all Consents delivered, regardless of when or in what order such Consents were delivered, subject to applicable law. If we make a material change in the terms of the Consent Solicitation, we will issue a press release setting forth such changes or other public announcement, disseminate additional materials, if appropriate, and will extend the Consent Solicitation to the extent required by law. Any material changes or amendments to the Proposed Amendments, which would adversely affect the rights or obligations of, or impose any additional obligations on, any Noteholder, will require a new consent solicitation process. New consents will need to be provided in relation to any new consent solicitation process and any Consent provided in relation to the Proposed Amendments will lapse.

We have the right, in our sole discretion, to extend the Consent Expiration Deadline and any other dates (other than the Longstop Date).

Additionally, we expressly reserve the right, in our absolute discretion, to terminate the Consent Solicitation at any time if any of the terms and conditions to the Consent Solicitation are not satisfied or waived at or prior to the Consent Expiration Deadline (unless the Execution Date has occurred). In the event that the Consent Solicitation is terminated, withdrawn or otherwise not consummated prior to the Consent Expiration Deadline, no Consent Fee or other consideration will be paid or become payable.

Taxation	For a discussion of certain United States federal and Mauritius income tax consequences of the Consent Solicitation, see “Certain United States Federal Income Tax Consequences to Noteholders” and “Mauritius Taxation,” respectively.

Original Issue Discount	The Deemed New Notes (as defined in “Certain United States Federal Income Tax Consequences to Noteholders”) may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. In such event, U.S. Holders (as defined in “Certain United States Federal Income Tax Consequences to Noteholders”) generally will be required to include such OID in their gross income as it accrues in advance of the receipt of cash payments attributable to such income using the constant yield method. See “Certain United States Federal Income Tax Consequences to Noteholders—Original Issue Discount.”

Brokerage commissions	No brokerage commissions are payable by the Noteholders to us, the Solicitation Agents or the Information and Tabulation Agent.

Solicitation Agents	Barclays Bank PLC, The Hongkong and Shanghai Banking Corporation Limited and MUFG Securities Asia Limited Singapore Branch have been retained as the Solicitation Agents in connection with this Consent Solicitation. The address and telephone number of the Solicitation Agents are set forth on the back cover of this Consent Solicitation Statement.

Information and Tabulation Agent	Morrow Sodali Limited

Trustee, Collateral Agents and Paying Agent	HSBC Bank U.S.A., National Association.

Further information	Questions about the terms of the Consent Solicitation should be directed to the Solicitation Agents. If you have questions regarding consent procedures or require additional copies of this Consent Solicitation Statement, please contact the Information and Tabulation Agent.

Beneficial owners may also contact their brokers, dealers, commercial banks, trust companies or other nominee for assistance concerning the Consent Solicitation.

ALL DOCUMENTATION RELATING TO THE CONSENT SOLICITATION WILL BE AVAILABLE FROM THE CONSENT WEBSITE (THE ACCESS TO WHICH IS SUBJECT TO ELIGIBILITY CONFIRMATION AND REGISTRATION) AND THE INFORMATION AND TABULATION AGENT.

RISK FACTORS; SPECIAL CONSIDERATIONS

Prior to delivering a valid Consent, Noteholders should carefully consider the factors set forth below as well as (i) the other risk factors set forth in the “Risk Factors” section of the Parent’s annual report on Form 20-F for the fiscal year ended March 31, 2022, as filed with the SEC on October 12, 2023 and (ii) the other information set forth in this Consent Solicitation Statement including, but not limited to, the information described under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Risks relating to Delisting and Compliance

The NYSE has delisted the Parent’s shares.

As a result of the Parent’s failure to timely file its annual report on Form 20-F with the SEC, the NYSE informed the Parent on December 7, 2022 that it was not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual and that it would be provided a six-month extension from the due date of the annual report, August 16, 2022, as extended from the original due date of August 1, 2022, pursuant to the Form 12b-25 filed with the SEC on August 1, 2022 to file the annual report on Form 20-F, as well as any other subsequent delayed filings.

On February 14, 2023, the NYSE granted the Parent’s request for additional time to file its annual report on Form 20-F and any subsequent delayed filings, stating it would provide an additional trading period through July 15, 2023 subject to reassessment on an ongoing basis and that failure to file the annual report on Form 20-F and any subsequent delayed filings by the end of this period could result in a trading suspension. On July 6, 2023, the Parent requested the NYSE for additional time to file its 2022 Annual Report as well as its 2023 Semi-Annual Report due to continued delays in the completion of audit and review of its internal control over financial reporting.

On July 13, 2023, the NYSE suspended trading in the Parent’s shares and commenced delisting proceedings (the “Delisting Decision”). On July 26, 2023, the Parent submitted a request for a review of the delisting determination by the NYSE. Following the review, the NYSE Committee reached a final decision to uphold the delisting determination on October 30, 2023. On October 31, 2023, the NYSE filed a Form 25 notification of removal from listing with the SEC. The removal of the Parent’s shares from listing on the NYSE became effective on November 13, 2023. Currently, the Parent’s shares are only available to trade on the over-the-counter (or OTC) “expert” market, where quotations are only directly available to broker dealers and professional investors (not to retail investors).

Following the delisting from the NYSE, the Parent will continue to adhere to its SEC reporting obligations as long as it is a reporting company under the Exchange Act. However, there can be no assurance whether or when the Parent’s shares would again be listed for trading on the NYSE or another U.S. exchange. The delisting could also result in other negative outcomes, including the potential loss or reduction of confidence by customers, business partners and employees, the potential loss or reduction of investor interests, and fewer business and strategic opportunities, any of which could have a material adverse impact on the Parent’s results of operations, cash flows and financial conditions.

The Parent’s failure to deliver its audited consolidated financial statements and the financial statements of its subsidiaries violates covenants in certain of its financing agreements and could materially and adversely affect its business, results of operations, financial condition and cash flows.

Timely submission of financial statements of the Parent and/or its subsidiaries is a key covenant in most of its financing agreements. The Parent secured various time extensions from its lenders in respect of these covenants. The Parent has received time extensions from several lenders for its external indebtedness but not from all lenders. In this regard, the Parent’s auditors have provided in their audit report that these “events raise a substantial doubt about the Company’s ability to continue as a going concern.”

The Parent is currently under discussions with the remaining lenders to obtain the requisite time extensions and expects to receive the same in due course. The lenders which have not granted such extensions have rights under the respective financing agreements to take actions including (but not limited to) acceleration of the repayment of all or some of the indebtedness owed to them and/or security enforcement under the terms of the applicable financing agreements. Any such actions by lenders also could result in cross-defaults or cross-accelerations of other indebtedness and could materially and adversely affect the Parent’s business, results of operations, financial condition and cash flows.

In addition, due to the Parent’s inability to meet these information covenants to date and/or downgrade in credit ratings, some of its lenders have started charging it penalty interest rates and/or upward revised the rate of interest. These penalty rates of interest and higher rates of interest have increased the finance costs for the projects to which these loans relate. While the penalty interest may cease to be charged upon finalization and submission of the delayed financial statements, the rate of interests which have been revised upwards may not revert to pervious levels, and, therefore, may result in continued higher cost of funds for the Parent’s debt borrowings for these projects.

The Parent has conducted investigations into whistle-blower claims and other allegations against certain directors, officers and employees and former officers and directors of the Parent. The Parent has reported the allegations and its findings to the SEC and the Department of Justice and continues to cooperate with these authorities.

In May 2022, the Parent received a whistle-blower complaint that alleged health and safety lapses, procedural irregularities, misconduct by certain employees, improper payments and false statements relating to one of its projects belonging to a project subsidiary. Following extensive investigation by the Ethics Committee, supervised by the Board’s Audit and Risk Committee and by external counsel and forensic professionals, the Parent identified evidence of manipulation and misrepresentation of project data by some employees at that project site. Weak controls over payments to a vendor and failures to provide accurate information both internally and externally were found, but no direct evidence that any improper payment was made to any government official was identified. Further, in fiscal year 2023, the Parent reported to the Solar Energy Corporation of India (“SECI”) that this project had (i) shortfalls in generation and (ii) that it failed to timely complete and commission the requisite contractually required capacity. On January 3, 2023 and January 4, 2023, SECI advised the Parent, inter alia, that the project may be liable for damages and penalties for shortfalls in generation and for not commissioning the full capacity required under its power purchase agreement (“PPA”) in a timely manner.

In September 2022, the Parent received an additional whistle-blower complaint primarily making similar allegations of misconduct as raised in the May 2022 complaint, as well as allegations of misconduct related to joint ventures and land acquisition, allegations of its failure to be transparent with the market and advisors and other allegations. The Ethics Committee, supervised by the Board’s Audit and Risk Committee, with the support of external counsel and forensic accounting professionals, investigated these September 2022 allegations. The investigation of the September 2022 complaint identified significant control issues in the process of acquiring land and land use rights in relation to one of the Parent’s projects. The investigation specified that third party land aggregators may have been involved in improper payments but no improper transfer of money by the Group was identified. The Parent has made an adjustment (de-capitalization) in the books of accounts of INR 138 million (US$ 1.8 million) on estimate, as a prudent measure in the given project. Further, the Parent has reviewed the entire amount paid to land aggregators in other projects to identify any similar issue and after an assessment a further adjustment (decapitalisation) aggregating to INR 118 million (US$ 1.6 million) has been made in the books of account on estimate, as a prudent measure, though no improper payments by the Group could be identified.

The Parent also identified potential misrepresentations made by former executives to the Board in July 2021 regarding an asset purchase transaction for the development of a wind project. In addition, it appears the Parent’s former executive officers may have circumvented internal policies in connection with the approval of another transaction related to another wind project. The Parent was not able to identify any evidence of improper payments related to either of these transactions. Considering the observations regarding the transactions, the Parent has reassessed the valuation of the asset purchase and related government orders and did not find any adjustment that needed to be made in the books of account.

The Parent’s investigation did not substantiate other portions of this September 2022 whistle-blower complaint.

As part of its investigations of the May 2022 and September 2022 whistle-blower complaints, the Parent also widened its review to include a review of projects commissioned in fiscal year 2022 and fiscal year 2023 to ensure that similar weaknesses were not present. As part of the investigations, the Parent identified inconsistencies in project data in certain of its projects, but it identified no improper payments made in connection with these projects.

The Parent has taken a range of actions due to these findings, and the employees involved in the misconduct are no longer associated with the Parent. In accordance with the recommendations of the Ethics Committee, the Board’s Audit and Risk Committee and their legal and forensic advisors, the Parent is implementing remedial measures in both project control and monitoring. Further, the Parent reported the findings from its investigations of the May 2022 and September 2022 whistle-blower complaints to the SEC and the U.S. Department of Justice, and it continues to cooperate with these authorities.

In addition, a Special Committee of the Board of Directors (the “Special Committee”) was convened in August 2022 to review certain material projects and contracts over a three-year period for anti-corruption and related compliance issues. Independent outside counsel and forensic advisors were engaged to support the Special Committee. The Special Committee’s investigation has identified evidence that individuals formerly affiliated with the Parent may have had knowledge of, or were involved in, an apparent scheme with persons outside the Parent to make improper payments in relation to certain projects. To date, the Special Committee has not identified related improper payments or transfers by the Group. The Special Committee’s investigation is still ongoing. The Special Committee’s review and its findings could impact the decision-making of the Parent, in connection with such projects. The Parent has disclosed the details of the Special Committee’s investigation to the SEC and the U.S. Department of Justice, and the Group continues to cooperate with those agencies.

The Group including the subsidiaries with respect to affected projects could be exposed to liabilities under the relevant contractual and tender documents (including levy of damages and liquidated damages, reduction of PPA tariffs and/or short closure of capacity), administrative actions (including the risk of PPA cancellation, risk of being debarred from SECI’s future contracts, withdrawal or nullification of commissioning certificates and/or revocation of commissioning extensions) and penalties from customers and other civil liabilities, all of which could adversely impact the revenue, profitability and capitalization of the affected projects. In addition, fines and/or penalties by regulatory authorities (including by the SEC, the U.S. Department of Justice and applicable Indian regulatory authorities) could be imposed on the Group. Any such fines or penalties could materially and adversely affect the Parent’s business, results of operations, financial condition and cash flows in future periods. In addition, the Group could be exposed to future litigation in connection with any findings of fraud, corruption, or other misconduct by its employees and former employees and executives.

An action alleging violations of U.S. securities laws has been brought against the Parent in New York.

A class action lawsuit was filed in the U.S. District Court for the Southern District of New York, case number 1:22-cv-07432, against the Parent and certain of its current and former directors and officers, alleging violations of U.S. securities laws. The Parent sees no merit in the claims asserted in the lawsuit and intends to defend the case vigorously. Risks associated with the lawsuit are difficult to assess and quantify, and its existence and magnitude can remain unknown for significant periods of time. Further, this lawsuit could result in substantial cost and a diversion of the Parent’s management’s attention and resources which could have a material adverse impact on the Parent.

Certain unaudited consolidated operating and financial information provided by the Parent may differ materially from the audited consolidated financial statements included in the Parent’s annual report on Form 20-F for fiscal year 2023 when filed with the SEC.

The Parent provided certain estimated unaudited consolidated operating and financial information of the Group with respect to fiscal year 2023 in a current report on Form 6-K on July 13, 2023. The financial and operating information that the Parent will include in its annual report on Form 20-F for the fiscal year 2023, when filed with the SEC, will be audited and consequently may differ from the information provided in the Form 6-K in ways that could be material. In addition, the Form 6-K does not include detailed notes and other disclosures that may be important. As such, the financial information included in the Form 6-K should be read in conjunction with the audited consolidated financial statements for fiscal year 2023 when they become available as well as the Parent’s annual report on Form 20-F for fiscal year 2023 when filed with the SEC.

Risks Relating to the Consent Solicitation

The consummation of the Consent Solicitation may be terminated, delayed or amended

We are not obligated to complete the Consent Solicitation under certain circumstances and unless and until certain conditions are satisfied. Even if the Consent Solicitation is completed, it may not be completed on the schedule described in this Consent Solicitation Statement. Unless the Execution Date has occurred, we, subject to certain limits, have the right to amend the terms of the Consent Solicitation prior to the Consent Expiration Deadline and we may choose to terminate or amend certain parts of the Consent Solicitation, but retain other aspects unchanged. If we make a material change in the terms of the Consent Solicitation, we will issue a press release setting forth such changes or other public announcement, disseminate additional materials, if appropriate, and will extend the Consent Solicitation to the extent required by law. Any material changes or amendments to the Proposed Amendments, which would adversely affect the rights or obligations of, or impose any additional obligations on, any Noteholder, will require a new consent solicitation process. New consents will need to be provided in relation to any new consent solicitation process and any Consent provided in relation to the Proposed Amendments will lapse.

The Consent Solicitation instructions may be irrevocable

Subject to Section 9.04 of each Indenture, consent instructions will be irrevocable once delivered unless the Consent Expiration Deadline has not occurred on or before the Longstop Date. You should carefully inform yourself of the considerations relevant to the Consent Solicitation prior to consenting to the Proposed Amendments pursuant to the Consent Solicitation.

Consents by Sanctions Restricted Persons will not be accepted

A Noteholder who is a Sanctions Restricted Person may not participate in the Consent Solicitation. No steps taken by a Sanctions Restricted Person to deliver its Consent to the Proposed Amendments pursuant to the Consent Solicitation will be accepted by the Issuers and the Issuers will not pay the Consent Fee to such Sanctions Restricted Persons, who will not be eligible to receive the Consent Fee in any circumstances.

The Deemed New Notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes

As described below under “Certain United States Federal Income Tax Consequences to Noteholders—Adoption of the Proposed Amendments,” the payment of the Consent Fee is expected to create a “deemed” exchange of the 2024 Notes for Deemed New 2024 Notes, and although the matter is not entirely clear, is likely to create a deemed exchange of the 2026 Notes for Deemed New 2026 Notes (each as defined in “Certain United States Federal Income Tax Consequences to Noteholders”) for U.S. federal income tax purposes. If the stated principal amount of the Deemed New Notes of the relevant series exceeds their issue price by an amount equal to or more than 0.25% multiplied by the product of the stated redemption price at maturity and the “weighted average maturity” from the issue date, the Deemed New Notes will be issued with OID for U.S. federal income tax purposes. In such event, in addition to the stated interest on the Deemed New Notes, a holder of the Deemed New Notes subject to U.S. federal income taxation will be required to include the OID in gross income (as ordinary income), on a constant yield to maturity basis, in advance of the receipt of the cash payment thereof and regardless of such holder’s regular method of accounting for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Consequences to Noteholders—Original Issue Discount.”

Tax consequences of the Deemed New Notes not trading under a separate CUSIP

As the Deemed New Notes held by U.S. Holders (as defined under “Certain United States Federal Income Tax Consequences to Noteholders”) receiving the Consent Fee are not expected to be traded under a separate CUSIP from the relevant Notes held by holders that do not receive the Consent Fee, then, to the extent the Deemed New Notes are considered to be issued with original issue discount, the Notes held by U.S. Holders that do not receive the Consent Fee may also be treated by agents and other intermediaries as issued with original issue discount. In such case, such original issue discount would be reported to such U.S. Holders as ordinary income on an annual basis under a constant yield accrual method, regardless of their regular method of accounting for U.S. federal income tax purposes, which method would generally have them include such original issue discount in income in advance of the receipt of cash attributable to such income. See “Certain United States Federal Income Tax Consequences to Noteholders—Original Issue Discount” and “—Tax Consequences of the Deemed New Notes Not Trading Under a Separate CUSIP.”

Special Considerations

Adverse effect of the Proposed Amendments on non-consenting Noteholders

Noteholders who do not consent to the Proposed Amendments at or prior to the Consent Expiration Deadline will not be eligible to receive any Consent Fee even though the Proposed Amendments will be binding upon them upon execution and delivery of the Supplemental Indentures and the payment of the Consent Fee by the relevant Issuer to the relevant Noteholders, which is expected to occur on the Consent Settlement Date. Non-consenting Noteholders (whether or not they affirmatively objected to any of the Proposed Amendments) will not be entitled to any rights of appraisal or similar rights of dissenters with respect to the adoption of the Proposed Amendments and the execution and delivery of the Supplemental Indentures.

There are various conditions to the Consent Solicitation and there can be no assurance that the Consent Solicitation will be consummated

The consummation of the Consent Solicitation is conditioned upon the satisfaction or waiver by the Issuers, in their sole discretion, of the Requisite Consent Condition, the General Conditions and the other conditions described under “Conditions of the Consent Solicitation.” In particular, it is a further condition of each Issuer’s obligation to pay any Consent Fee that the Requisite Consents have been received in respect of each series of Notes. Accordingly, if the Requisite Consents have been received in one series of Notes but not in the other series of Notes on or prior to the Consent Expiration Deadline, the Requisite Consent Condition for both series of Notes would not have been satisfied and (i) no Consent Fee will be paid to any of the Noteholders, irrespective of whether or not such Noteholder has delivered a valid Consent and (ii) the Proposed Amendments will not take effect. There can be no assurance that such conditions will be satisfied or will be waived, or that the Consent Solicitation will be consummated or that any failure to consummate the Consent Solicitation will not have a negative effect on the market price of the Notes.

Noteholders are responsible for consulting with their advisors

Noteholders should consult their own tax, accounting, financial and legal advisors regarding the suitability for themselves of the tax, accounting, financial, legal or other consequences of participating or refraining to participate in the Consent Solicitation.

None of the Issuers, the Parent, the Solicitation Agents, the Trustee, the Collateral Agents, the Paying Agent, the Information and Tabulation Agent or their respective directors, employees, officers, agents or affiliates or any person who controls any of them, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Consent Solicitation, and accordingly none of the Issuers, the Parent, the Solicitation Agents, the Trustee, the Collateral Agents, the Paying Agent or the Information and Tabulation Agent, or their respective directors, employees, officers, agents or affiliates or any person who controls any of them, makes any recommendation as to whether Noteholders should consent to the Proposed Amendments.

Notes for which Consents are delivered will be blocked from trading until as soon as practicable following the Consent Expiration Deadline or the date on which the Consent Solicitation is terminated

Upon submission of consent instructions through ATOP, the relevant Notes will be temporarily deposited in a contra-CUSIP number established by DTC. Trading of such deposited Notes is not permitted. After receipt of an Agent’s Message from DTC, the consenting Noteholder’s position cannot be sold or transferred until the Notes are released. DTC will release the positions as soon as practicable but no later than three Business Days after the earlier of the Consent Expiration Deadline and the Longstop Date, and in no event exceeding forty-five calendar days from the date hereof.

In the period of time during which Notes are blocked pursuant to the foregoing procedures for delivering Consents, Noteholders may be unable to promptly liquidate their Notes or timely react to adverse trading conditions and could suffer losses as a result of these restrictions on transferability.

Noteholders are responsible for complying with the procedures of the Consent Solicitation

Each Noteholder is responsible for complying with all of the procedures for submitting a Consent. None of the Issuers, the Parent, the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents or the Paying Agent assumes any responsibility for informing the Noteholders of irregularities with respect to any Consent.

Noteholders are responsible for assessing the merits of the Consent Solicitation

Each Noteholder is responsible for assessing the merits of the Consent Solicitation. None of the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents, the Paying Agent or their respective directors, employees, officers, agents or affiliates or any person who controls any of them, has made or will make any assessment of the merits of the Consent Solicitation or of the impact of the Consent Solicitation on the interests of the Noteholders either as a class or as individuals or makes any recommendation as to whether a Noteholder should consent to the Proposed Amendments.

Conflicts of interest

The Solicitation Agents are involved in a wide range of commercial banking, investment banking and other activities out of which conflicting interests or duties may arise. The Solicitation Agents and any of their respective subsidiaries and affiliates, in connection with their other business activities, may possess or acquire material information about the Notes. Such activities and conflicts may include, without limitation, the exercise of voting power, the purchase and sale of securities, the provision of lending and financial advisory services and the exercise of creditor rights. Neither the Solicitation Agents nor any of their respective subsidiaries and affiliates has any obligation to disclose any such information about the Notes or the Issuers and their respective affiliates. The Solicitation Agents and any of their respective subsidiaries and affiliates and their respective officers and directors may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on any of the Notes.

Responsibility for information on the Issuers and the Notes

Noteholders are responsible for independently investigating the position of the Issuers, and the nature of the Notes. None of the Solicitation Agents or the Information and Tabulation Agent assumes any responsibility for informing holders of Notes as to the position of the Issuers, the nature of the Notes and/or the effects of the Proposed Amendments and execution of any Supplemental Indentures in relation to the Notes in connection with this Consent Solicitation Statement.

THE ISSUERS

Azure Power Solar Energy Private Limited

APSEPL, the Issuer of the 2024 Notes, was incorporated with limited liability under the laws of Mauritius on April 2, 2018. APSEPL has its corporate seat in Mauritius. The registered address of APSEPL is located at c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius, and its telephone number at that address is +230 454 3200. APSEPL has been registered with the Registrar of Companies of Mauritius under Company No. 155005. APSEPL was converted into a Public Company on April 8, 2019. APSEPL is wholly-owned by the Parent.

APSEPL has not engaged, since its incorporation, in any business activities other than the issuance of the 2024 Notes.

The Consent Solicitation by APSEPL was authorized by a written resolution of the board of directors of APSEPL dated on or around November 27, 2023.

The directors of APSEPL are Dabee Gowtamsingh and Peyrye Muhammad Khalid, whose business address for the purpose of their directorships at APSEPL is at c/o AAA Global Services Ltd, 4th Floor, Iconebene, Rue de I’Institut, Ebene, Mauritius.

As of September 30, 2023, the cash and bank balance (including non-current) of APSEPL and the other restricted subsidiaries under the 2024 Indenture (“RG-II”) was INR 3,654 million.

Azure Power Energy Ltd

APEL, the Issuer of the 2026 Notes, was incorporated with limited liability under the laws of Mauritius on June 15, 2017. APEL has its corporate seat in Mauritius. The registered address of APEL is located at c/o AAA Global Services Ltd., 1st Floor, The Exchange 18 Cybercity, Ebene, Mauritius, and its telephone number at that address is +230 454 3200. APEL has been registered with the Registrar of Companies of Mauritius under Company No. 148071. APEL is wholly-owned by the Parent.

APEL has not engaged, since its incorporation, in any business activities other than the issuance of the 2026 Notes.

The Consent Solicitation by APEL was authorized by a written resolution of the board of directors of APEL dated on or around November 27, 2023.

The directors of APEL are Dabee Gowtamsingh and Peyrye Muhammad Khalid, whose business address for the purpose of their directorships at APEL is at c/o AAA Global Services Ltd, 4th Floor, Iconebene, Rue de I’Institut, Ebene, Mauritius.

As of September 30, 2023, the cash and bank balance (including non-current) of APEL and the other restricted subsidiaries under the 2026 Indenture (“RG-III”) was INR 3,279 million.

Available Information

This Consent Solicitation Statement and all notices related to the Consent Solicitation as well as the copies of the Indentures will be made available on the Consent Website: https://projects.morrowsodali.com/azurepower, the access to which is subject to eligibility confirmation and registration.

The financial statements and other information of the Issuers contained on the SGX website and the Issuers’ websites are not incorporated by reference into this Consent Solicitation Statement and should not be considered to be part of this Consent Solicitation Statement.

THE PROPOSED AMENDMENTS

The description of the terms of the Indentures and the Proposed Amendments set forth below is only a summary and is qualified in its entirety by reference to (i) the terms of the Indentures as currently in effect and (ii) the relevant terms of the Indentures as proposed to be amended by the Supplemental Indentures, the form of which is set forth as Exhibits to this Consent Solicitation Statement. Each Noteholder should carefully review this entire Consent Solicitation Statement before delivering a Consent. Noteholders may obtain copies of the Indentures without charge from the Information and Tabulation Agent.

Background to the Consent Solicitation

The Parent filed Form 12b-25 on August 1, 2022 and August 16, 2022 in connection with its annual report on Form 20-F for the fiscal year ended March 31, 2022 (the “2022 Annual Report”) and filed its 2022 Annual Report on October 12, 2023. The delay was due to, among others, the Parent’s review of its internal control and compliance framework and the delay in the audit of its annual consolidated financial statements for the year ended March 31, 2022.

In connection with the delayed filing of the 2022 Annual Report, the New York Stock Exchange (“NYSE”) filed a Form 25 on October 31, 2023, following which the Parent’s shares were removed from listing on the NYSE on November 13, 2023 (the “delisting”). Notwithstanding the delisting, the Parent remains subject to the reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed and furnished, and continues to file and furnish, periodic reports with or to the SEC.

Accordingly, the Issuers have been and expect to continue to remain in compliance with Section 4.03, as well as the other provisions, of the Indentures. Nevertheless, following inquiries from certain Noteholders, the Issuers desire to provide Noteholders with (i) a schedule by which the Parent will provide to the Trustee the 2023 Annual Report and its semi-annual report on Form 6-K for the six months ended September 30, 2023 (the “2024 Semi-Annual Report”) and (ii) specific deadlines by which the Issuers are required to provide future financial reports of the Parent to the Trustee.

In connection with the Consent Solicitation, and subject to the terms hereof, the Issuers shall undertake to make mandatory offers (i) to purchase an outstanding principal amount of US$40,000,000 of 2024 Notes on or prior to March 25, 2024, and (ii) to purchase an outstanding principal amount of US$12,000,000 of 2026 Notes on or prior to March 25, 2024 and an outstanding principal amount of US$8,000,000 of 2026 Notes on or prior to August 26, 2024, in each case, at a purchase price of 100% of the principal amount, plus accrued and unpaid interest.

In addition, APSEPL is seeking to make certain amendments to the Restricted Payments and limitations on amendments of onshore debt covenants in the 2024 Indenture to allow for the implementation of a cash-neutral intercompany transaction.

Proposed Amendments to the 2024 Indenture

By delivering a Consent, each consenting Noteholder of the 2024 Notes will be deemed to have authorized, directed and requested that the Trustee and the Collateral Agents, upon receipt of the Requisite Consents, enter into the Supplemental Indenture to the 2024 Indenture to give effect to the Proposed Amendments, which will become operative upon the execution of the Supplemental Indenture and the payment of the Consent Fee.

Proposed Amendments relating to mandatory offer to purchase

Section 3 of the 2024 Indenture would be amended by inserting a new Section 3.11 as follows:

“Section 3.11 Mandatory Offer to Purchase

The Company shall make an offer to purchase to all Holders on a pro rata basis of an aggregate principal amount of US$40,000,000 of Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest, if any, on the Notes repurchased to (but not including) the repurchase date (the “Repurchase Date”), which date shall be on or prior to March 25, 2024 (the “Mandatory Offer”).

On or before the Repurchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, but subject to Section 3.02, all Notes tendered pursuant to the Mandatory Offer, and will deliver or cause to be delivered to the Trustee a markdown instruction letter stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.11 and authorizing the cancellation of such principal amount of the Notes. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Repurchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase. The Company will publicly announce the results of the Mandatory Offer on the Repurchase Date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of the Mandatory Offer in accordance with the preceding paragraph. To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 3.11, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 3.11 by virtue of such compliance.”

Proposed Amendments relating to provision of financial statements and reports

Section 4.03(a) of the 2024 Indenture would be deleted in its entirety and be replaced with the following:

“(a) The Parent shall provide to the Trustee: (i) the Parent’s annual report for the fiscal year ended March 31, 2023 on or before April 30, 2024; (ii) the Parent’s semi-annual report for the six months ended September 30, 2023 on or before June 30, 2024; (iii) for any annual reports thereafter, the Parent’s annual report within 120 days after the end of each fiscal year; and (iv) for any semi-annual reports thereafter, the Parent’s semi-annual report within 90 days after the end of each semi-annual period, in each case, (x) in the case of annual reports, containing audited consolidated balance sheets of the Parent as of the end of the two most recent fiscal years and audited consolidated statements of income and cash flow of the Parent for the two most recent fiscal years, including footnotes to such financial statements and the audit report of a member firm of a nationally recognized accounting firm on the financial statements; and (y) in the case of semi-annual reports, containing an unaudited consolidated balance sheet of the Parent as of the end of such semi-annual period and unaudited condensed statements of income and cash flow of the Parent for the most recent semi-annual period ending on the unaudited consolidated balance sheet date, and the comparable prior year period, together with a review of the financial performance by the Parent with respect to such semi-annual financial statements (including explanations for material variations).

The Parent will make the foregoing annual and semi-annual reports publicly available on its website and the Company shall publicly disclose such reports by way of an announcement released to the SGX-ST, in each case within the applicable prescribed periods set out in this Section 4.03(a).

For the avoidance of doubt, the Holders confirm that there is no Default or Event of Default on the basis of a breach or alleged breach of Section 4.03 as a direct result of: (i) the provision of the Parent’s annual report on Form 20-F for the fiscal year ended March 31, 2022 on October 12, 2023, (ii) the provision of the Restricted Group II’s annual report for the fiscal year ended March 31, 2022 on November 13, 2023; (iii) the non-provision of the Parent’s semi-annual report on Form 6-K for the six months ended September 30, 2022; and (iv) the non-provision of the Restricted Group II’s semi-annual report for the six months ended September 30, 2022.”

Except as described above, Section 4.03 of the 2024 Indenture shall remain unchanged.

Proposed Amendments relating to restricted payments

The definition of “Subordinated Shareholder Debt” under Section 1.01 of the 2024 Indenture would be amended as follows:

“‘Subordinated Shareholder Debt’ means any indebtedness Incurred by any Restricted Subsidiary ~~(other than the Company)~~ owed to its direct or indirect shareholders which, by its terms or by the terms of any agreement or instrument pursuant to which such indebtedness is issued or remains outstanding, (i) is expressly made subordinate to the prior payment in full of the Notes or the Onshore Debt (as applicable) issued by such Restricted Subsidiary (including upon any default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the Restricted Subsidiary), (ii) does not mature or require any amortization and is not required to be repaid, redeemed, repurchased or otherwise retired, pursuant to a sinking fund obligation, event of default or otherwise (including any redemption, retirement or repurchase which is contingent upon events or circumstance but excluding any retirement required by virtue of acceleration of such indebtedness upon an event of default) in whole or in part, on or prior to six months after the earlier of (a) the first date no Notes are outstanding and (b) the final Stated Maturity of the Notes, (iii) does not provide for any cash payment of interest (or premium, if any) prior to six months after the earlier of (a) the first date no Notes are outstanding and (b) the final Stated Maturity of the Notes, (iv) is not secured by a Lien on any assets of the Restricted Subsidiary and is not guaranteed by any Restricted Subsidiary and (v) does not (including upon the happening of any event) restrict the payment of amounts due in respect of the Onshore Debt or compliance by the Restricted Subsidiary with its obligations under the Onshore Debt; provided, however, that upon any event or circumstance that results in such indebtedness ceasing to qualify as Subordinated Shareholder Debt, such indebtedness shall constitute an Incurrence of Indebtedness by the Restricted Subsidiary.”

Section 1.01 of the 2024 Indenture would be amended by adding a defined term as follows:

“‘Intragroup Transactions’ means certain intragroup transactions in connection with a one-off deferment of interest payments due on or before December 31, 2023 with respect to Onshore Debt.”

Section 4.07(b) of the 2024 Indenture would be amended by inserting new Sections 4.07(b)(10) and Section 4.07(b)(11) and the proviso shall be amended as follows:

“(10) the making of any Restricted Payment by the Company to the Parent that is (a) in an amount not exceeding the amount of any Subordinated Shareholder Debt incurred by the Company from the Parent on or after October 31, 2023, together with any accrued and unpaid interest thereon (such amount, the “SSD Amount”) and (b) made solely in relation to the Intragroup Transactions; and

(11) Restricted Payments made by the Restricted Subsidiaries (other than the Company) to Azure Power India Private Limited that are (a) in an aggregate amount not exceeding the SSD Amount (or the Dollar Equivalent thereof) and (b) made solely in relation to the Intragroup Transactions.

provided that, in the case of clauses (7), (8), ~~and~~ (9), (10) and (11) above, no Default shall have occurred and be continuing or would occur as a consequence of the actions or payments set forth therein.”

Section 4.07 of the 2024 Indenture would be amended by inserting a new Section 4.07(d) as follows:

“The Parent shall ensure that, to the extent any Restricted Payment pursuant to Section 4.07(b)(11) is made, an equivalent amount (which, for the avoidance of doubt, shall be no less than the SSD Amount) is repaid by Azure Power India Private Limited to one or more Restricted Subsidiaries (other than the Company) on or prior to the date the Restricted Payment pursuant to Section 4.07(b)(10) is made.”

Proposed Amendments relating to terms of the Onshore Debt

Section 4.18(b) of the 2024 Indenture would be amended as follows:

“(b) For so long as any of the Notes are outstanding, the Parent will not permit any Restricted Subsidiary to amend, waive or modify the terms and conditions of any Onshore Debt other than: (i) to conform to an amendment, waiver or modification of this Indenture, the Notes, any Note Guarantee or the Collateral Documents, (ii) to reflect a consolidation, merger or sale of assets permitted by Section 5.01, (iii) in any manner not materially adverse to the holders of the Onshore Debt, (iv) to conform to any provision of this Indenture, (v) in the case of the Existing Rupee ECB, to amend the Existing Rupee ECB within ten Business Days of the Original Issue Date to conform the terms thereof, in all material respects, to the terms set forth in the ECB term sheet annexed to the Offering Memorandum, (vi) as required under applicable law, rule, regulation or order, (vii) in any manner to ensure that the restrictions in any Onshore Debt applicable to the Restricted Subsidiary issuing such Onshore Debt are not inconsistent with or more restrictive than the provisions of this Indenture applicable to such Restricted Subsidiary, and (viii) to enter into any amendment or supplement to or grant any waiver under any Trust and Retention Account Agreement in order to account for the Incurrence of Subordinated Shareholder Debt and/or Permitted Indebtedness or for any other action which is permitted under or not restricted by this Indenture; provided that, notwithstanding the foregoing, the Restricted Subsidiaries shall be permitted to amend the terms of the Onshore Debt to defer interest payments due on or before December 31, 2023 with respect to such Onshore Debt to a date that is on or prior to the date the Restricted Payment pursuant to Section 4.07(b)(10) is made, in an aggregate amount not exceeding the SSD Amount.”

Proposed Amendments to the 2026 Indenture

By delivering a Consent, each consenting Noteholder of the 2026 Notes will be deemed to have authorized, directed and requested that the Trustee and the relevant Collateral Agent, upon receipt of the Requisite Consents, enter into the Supplemental Indenture to the 2026 Indenture to give effect to the Proposed Amendments, which will become operative upon the execution of the Supplemental Indenture and the payment of the Consent Fee.

The terms of the Proposed Amendments are as follows (amended text is shown in double-underline).

Proposed Amendments relating to offer to purchase

Section 3 of the 2026 Indenture would be amended by inserting a new Section 3.12 as follows:

“Section 3.12 Mandatory Offer to Purchase

The Company shall make an offer to purchase to all Holders on a pro rata basis of (i) an aggregate principal amount of US$12,000,000 of Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest, if any, on the Notes repurchased to (but not including) the repurchase date (the “March 2024 Repurchase Date”), which date shall be on or prior to March 25, 2024 (the “March 2024 Mandatory Offer”), and (ii) an aggregate principal amount of US$8,000,000 of Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest, if any, on the Notes repurchased to (but not including) the repurchase date (the “August 2024 Repurchase Date,” and together with the March 2024 Repurchase Date, the relevant “Repurchase Date”), which date shall be on or prior to August 26, 2024 (the “August 2024 Mandatory Offer,” and together with the March 2024 Mandatory Offer, the relevant “Mandatory Offer”).

On or before the relevant Repurchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, but subject to Section 3.02, all Notes tendered pursuant to the relevant Mandatory Offer, and will deliver or cause to be delivered to the Trustee a markdown instruction letter stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.12 and authorizing the cancellation of such principal amount of the Notes. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the relevant Repurchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase. The Company will publicly announce the results of the relevant Mandatory Offer on the relevant Repurchase Date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of the Mandatory Offer in accordance with the preceding paragraph. To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 3.12, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 3.12 by virtue of such compliance.”

Proposed Amendments relating to provision of financial statements and reports

Section 4.03(a) of the 2026 Indenture would be deleted in its entirety and be replaced with the following:

“(a) The Parent shall provide to the Trustee: (i) the Parent’s annual report for the fiscal year ended March 31, 2023 on or before April 30, 2024; (ii) the Parent’s semi-annual report for the six months ended September 30, 2023 on or before June 30, 2024; (iii) for any annual reports thereafter, the Parent’s annual report within 120 days after the end of each fiscal year; and (iv) for any semi-annual reports thereafter, the Parent’s semi-annual report within 90 days after the end of each semi-annual period, in each case, (x) in the case of annual reports, containing audited consolidated balance sheets of the Parent as of the end of the two most recent fiscal years and audited consolidated statements of income and cash flow of the Parent for the two most recent fiscal years, including footnotes to such financial statements and the audit report of a member firm of a nationally recognized accounting firm on the financial statements; and (y) in the case of semi-annual reports, containing an unaudited consolidated balance sheet of the Parent as of the end of such semi-annual period and unaudited condensed statements of income and cash flow of the Parent for the most recent semi-annual period ending on the unaudited consolidated balance sheet date, and the comparable prior year period, together with a review of the financial performance by the Parent with respect to such semi-annual financial statements (including explanations for material variations).

The Parent will make the foregoing annual and semi-annual reports publicly available on its website and the Company shall publicly disclose such reports by way of an announcement released to the SGX-ST, in each case within the applicable prescribed periods set out in this Section 4.03(a).

For the avoidance of doubt, the Holders confirm that there is no Default or Event of Default on the basis of a breach or alleged breach of Section 4.03 as a direct result of: (i) the provision of the Parent’s annual report on Form 20-F for the fiscal year ended March 31, 2022 on October 12, 2023; (ii) the provision of the Restricted Group’s annual report for the fiscal year ended March 31, 2022 on November 13, 2023; (iii) the non-provision of the Parent’s semi-annual report on Form 6-K for the six months ended September 30, 2022; and (iv) the non-provision of the Restricted Group’s semi-annual report for the six months ended September 30, 2022.”

Except as described above, Section 4.03 of the 2026 Indenture shall remain unchanged.

Entry into and effectiveness of the Supplemental Indentures

The Proposed Amendments will be set forth in the Supplemental Indentures. The Supplemental Indentures will be executed by the relevant Issuer, the Parent, the Trustee and the relevant Collateral Agent on the Execution Date. The Supplemental Indentures will become effective upon execution, but the Proposed Amendments will not become operative until the Consent Settlement Date when the relevant Issuer makes payment for the Consents that have been validly delivered (or deemed to have been delivered). Thereafter, the Proposed Amendments will be binding on all holders of Notes that remain outstanding following the consummation of the Consent Solicitation.

CONDITIONS OF THE CONSENT SOLICITATION

Notwithstanding any other provisions of the Consent Solicitation or any extension of the Consent Expiration Deadline, we will not be required to pay the Consent Fee, and the Proposed Amendments will not become effective, if any of the following shall not have occurred: (i) satisfaction of the Requisite Consent Condition, (ii) satisfaction of the General Conditions and (iii) satisfaction of the other conditions set forth in this Consent Solicitation Statement.

Requisite Consent Condition

The “Requisite Consent Condition” shall be deemed to be satisfied upon the receipt of Consents to the Proposed Amendments from holders of at least a majority of the aggregate principal amount of each of the outstanding 2024 Notes and 2026 Notes pursuant to the Consent Solicitation in order for the Proposed Amendments to be adopted in the Indentures.

General Conditions

The “General Conditions” shall be deemed to be satisfied on the Consent Settlement Date, unless any of the following conditions shall occur on or after the date of this Consent Solicitation Statement and on or prior to the date of execution of the Supplemental Indentures:

(1)	the existence of an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the Issuers’ reasonable judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay the consummation of the Consent Solicitation or that it is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Issuers;

(2)	any instituted or pending action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which challenges the making of the Consent Solicitation or the Proposed Amendments or is reasonably likely to directly or indirectly prohibit, prevent, restrict or delay the consummation of the Consent Solicitation or otherwise adversely affects in any material manner the Consent Solicitation;

(3)	there exists, any other actual or threatened legal impediment to the Consent Solicitation or any other circumstances that would materially and adversely affect the transactions contemplated by the Consent Solicitation or the contemplated benefits of the Consent Solicitation to the Issuers;

(4)	an event or events or the likely occurrence of an event or events, which would or might reasonably be expected to prohibit, restrict or delay, in the Issuers’ reasonable judgment, the consummation of the Consent Solicitation or materially impair the contemplated benefits of the Consent Solicitation to the Issuers; or

(5)	the Trustee objects in any respect to, or takes any action that would be reasonably likely to materially and adversely affect, the consummation of the Consent Solicitation or the Issuers’ ability to effect the Proposed Amendments, or takes any action that challenges the validity or effectiveness of the procedures used by the Issuers in soliciting the Consents (including the form thereof).

The conditions described above are for the Issuers’ sole benefit and may be asserted by the Issuers regardless of the circumstances giving rise to any such condition, including any action or inaction by the Issuers, and may be waived by the Issuers, in whole or in part, at any time and from time to time in their sole discretion.

The Issuers’ failure at any time to exercise any of the Issuers’ rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

If any of the general conditions are not satisfied or waived, we may, at any time prior to the date on which the Supplemental Indentures are executed and delivered by the parties thereto:

●	terminate the Consent Solicitation, in which case the delivered Consents will be of no further force or effect;

●	modify, extend or otherwise amend the consent solicitation (provided that any modifications or amendments do not adversely affect the rights or obligations of, or impose any additional obligation on, any Noteholder) and retain all delivered Consents until the Consent Expiration Deadline (subject to Section 9.04 of each Indenture), as may be extended (provided that such Consents shall become revocable if the Consent Expiration Deadline has not occurred on or before the Longstop Date, which Longstop Date may not be extended); or

●	waive the unsatisfied conditions with respect to the Consent Solicitation (other than with respect to the receipt of Requisite Consents).

In accordance with the terms and conditions set out herein, the Proposed Amendments approved pursuant to the Consent Solicitation will be binding on all Noteholders.

SOLICITATION PROCEDURES

General

In order for the Proposed Amendments to become effective, we must receive the Requisite Consents. When the Supplemental Indentures are executed and become effective and the Proposed Amendments become operative, the Proposed Amendments will be binding on all Noteholders and their successors and transferees, whether or not such Noteholders, successors or transferees consented to the Proposed Amendments.

In order to be valid, Consents must be submitted in respect of a minimum principal amount of Notes of no less than US$200,000 and integral multiples of US$1,000 in excess thereof. For the avoidance of doubt, in respect of the 2026 Notes, these amounts are prior to the application of the 2026 Notes Pool Factor.

Consent Fee

Upon receipt by the Information and Tabulation Agent at or before the Consent Expiration Deadline of the Requisite Consents and having not otherwise terminated the Consent Solicitation at or before the Consent Expiration Deadline, we will pay, or procure to be paid (via the Paying Agent), promptly following the satisfaction or, where allowed, waiver by us in our sole discretion of the terms and conditions described herein, to each Noteholder who delivered (and not revoked) a valid Consent through ATOP in accordance with the procedures and requirements of DTC (“ATOP procedures”) at or prior to the Consent Expiration Deadline, a one-time cash payment of US$6 (rounded to the nearest cent with half a cent rounded upwards and as adjusted for the 2026 Notes by the 2026 Notes Pool Factor) per US$1,000 in principal amount of Notes held by such consenting Noteholder (and to which such Consent relates) on the Consent Settlement Date.

The Consent Fee to be paid to each Noteholder of the 2026 Notes will be subject to the outstanding principal amount of Notes instructed by the relevant Noteholder after the 2026 Notes Pool Factor has been applied.

Consents will expire if the Requisite Consents to the Proposed Amendments have not been obtained at or prior to the Consent Expiration Deadline (which term includes any extension of the original Consent Expiration Deadline). Interest will not accrue on or be payable with respect to any Consent Fee.

Subject to Section 9.04 of each Indenture, consent instructions are irrevocable once delivered unless the Consent Expiration Deadline has not occurred on or before the Longstop Date. If a Noteholder revokes its Consent, no Consent Fee will be paid to that Noteholder.

How to Consent

A Noteholder wishing to participate in the Consent Solicitation must transmit its consent instruction through DTC’s ATOP procedures prior to the Consent Expiration Deadline. DTC will verify acceptance of the Consent, execute a book-entry record of the delivered Consent and send to the Information and Tabulation Agent a “Book-Entry Confirmation,” which shall include an Agent’s Message. An “Agent’s Message” is a message, transmitted by DTC to, and received by, the Information and Tabulation Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC Participant delivering Consents to the Proposed Amendments that such DTC Participant has received and agrees to be bound by the terms of the Consent Solicitation and that we may enforce such agreement against the DTC Participant. Delivery of the Agent’s Message by DTC will satisfy the terms of the Consent Solicitation as to execution and delivery of a Consent by the DTC Participant identified in the Agent’s Message.

If the Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and the beneficial owner of the Notes wishes to consent to the Proposed Amendments, the beneficial owner must promptly contact and instruct such registered Noteholder to deliver a Consent pursuant to DTC’s

ATOP procedures on the beneficial owner’s behalf. The Solicitation Agents or the Information and Tabulation Agent will not accept Consents delivered by beneficial owners directly to any of them. Any beneficial owner of the Notes registered in the name of a DTC Participant must direct the DTC Participant through which such beneficial owner’s Notes are held to deliver a Consent pursuant to DTC’s ATOP procedures on such beneficial owner’s behalf. Please contact your DTC Participant for more information regarding any procedures or rules applicable to and/or imposed by your DTC Participant.

The delivery of Consents and any other required documents pursuant to DTC’s ATOP procedures is at the election and risk of the Noteholder and, except as otherwise provided in this Consent Solicitation Statement, delivery will be deemed made only when DTC provides an “Agent’s Message” upon receipt of such consent instructions and such message is received by the Information and Tabulation Agent prior to the Consent Expiration Deadline. Noteholders who intend to deliver their Consents by the Consent Expiration Deadline must allow sufficient time for completion of the delivery procedures during normal business hours of DTC.

CONSENTS FOR THE NOTES MUST BE ELECTRONICALLY DELIVERED IN ACCORDANCE WITH DTC’S ATOP PROCEDURES.

Noteholders who hold the Notes through Euroclear or Clearstream must follow the procedures established by the relevant Clearing System for delivering Consents in this Consent Solicitation. The deadlines set by each of Euroclear and Clearstream may be earlier than the relevant deadlines specified in this Consent Solicitation Statement. Noteholders should be aware that their banks, brokers or other nominees may establish their own earlier deadlines.

Blocking of the Notes held through the DTC

Noteholders wishing to deliver a Consent must arrange for the DTC Participant which holds their Notes to deliver a Consent to DTC no later than the Consent Expiration Deadline. Upon submission of consent instructions through ATOP, the relevant Notes will be temporarily deposited in a contra-CUSIP number established by DTC. Trading of such deposited Notes is not permitted. By delivering Consents in the Consent Solicitation, a Noteholder agrees and authorizes DTC to block its Notes in the relevant account at DTC. The consenting Noteholder’s position cannot be sold or transferred until the Notes are released by DTC. The Notes will be released by DTC as soon as practicable but no later than three Business Days after the earlier of the Consent Expiration Deadline and the Longstop Date, and in no event exceeding forty-five calendar days from the date hereof.

In the event of the termination by us of the Consent Solicitation, the Notes as to which Consents were delivered will be released as promptly as practicable on the date of termination.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any delivered Consent pursuant to any of the procedures described above shall be determined by us, in our reasonable discretion (which determination shall be final and binding). We reserve the absolute right to reject any or all deliveries of any Consent determined by us not to be in proper form or the acceptance of which would, in our opinion, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defect or irregularity as to any delivery of any Consent of any particular Noteholder, whether or not similar defects or irregularities are waived in the case of other Noteholders. Our interpretation of the terms and conditions of the Consent Solicitation, including the instructions to the Consent, shall be final and binding. Any defect or irregularity in connection with deliveries of Consents must be cured within such time as we determine, unless waived by us. Deliveries of Consents shall not be deemed to have been made until all defects and irregularities have been waived by us or cured. None of us, the Parent, the Solicitation Agents, the Trustee, the Collateral Agents, the Paying Agent, the Information and Tabulation Agent or any other person shall be under any duty to give notification to any holder of any defects or irregularities in deliveries of Consents or shall incur any liability for failure to give any such notification.

Consent Expiration Deadline; Extensions; Amendment

The Consent Expiration Deadline shall occur at 5:00 P.M., New York City time on December 7, 2023, unless extended. We may, in our sole discretion, extend the Consent Expiration Deadline. In order to extend the Consent Expiration Deadline, we will make an announcement at or before 5:00 P.M., New York City time, on the next Business Day after the Consent Expiration Deadline (as amended). Such announcements may state that we are extending the Consent Solicitation for a specified period of time or on a daily basis. Failure of any Noteholder or beneficial owner of Notes to be so notified will not affect the extension of the Consent Solicitation.

Notwithstanding anything to the contrary contained herein or in any other document related to the Consent Solicitation, we reserve the right at any time prior to the Consent Expiration Deadline, provided that the Execution Date has not occurred, in our sole discretion to (i) terminate or withdraw this Consent Solicitation whether or not the Requisite Consents have been received, for any reason, (ii) amend the terms of this Consent Solicitation whether or not the Requisite Consents have been received, provided that the amendments do not adversely affect the rights or obligations of, or impose any additional obligation on, any Noteholder, (iii) increase the amount of the Consent Fee to be paid pursuant to this Consent Solicitation or (iv) waive any of the conditions of this Consent Solicitation, subject to applicable law and terms of the Indentures.

If the Consent Solicitation or this Consent Solicitation Statement is amended prior to the Consent Expiration Deadline in a manner determined by us, in our sole discretion (acting reasonably and in good faith), to constitute a material change to the terms of the Consent Solicitation, we will promptly disseminate additional Consent Solicitation materials and, if necessary, extend the Consent Expiration Deadline for a period deemed by us to be adequate to permit Noteholders to consider such amendments. Any material changes or amendments to the Proposed Amendments, which would adversely affect the rights or obligations of, or impose any additional obligations on, any Noteholder, will require a new consent solicitation process. New consents will need to be provided in relation to any new consent solicitation process and any Consent provided in relation to the Proposed Amendments will lapse. An extension by us of the Consent Expiration Deadline shall not constitute a material change with respect to Noteholders for whom such deadline has not been extended.

Without limiting the manner in which we may choose to make any announcement of any extension, amendment or termination of the Consent Solicitation, we shall have no obligation to publish, advertise or otherwise communicate any such announcement, other than by complying with any applicable notice provisions of the Indentures.

Effective Date of the Supplemental Indentures

Provided the Requisite Consents are received, the Supplemental Indentures (and the Proposed Amendments set forth therein) will become effective upon execution and the Proposed Amendments will become operative upon payment of the Consent Fee by the relevant Issuer to the relevant Noteholders, which is expected to occur on the Consent Settlement Date.

Revocation of Consents

Provided that the Consent Expiration Deadline occurs on or before the Longstop Date, (i) subject to Section 9.04 of each Indenture, instructions made in connection with the Consent Solicitation are irrevocable and (ii) if you participate in the Consent Solicitation, the Consent may not be revoked or withdrawn at any time once you deliver a Consent to the Proposed Amendments.

If we terminate the Consent Solicitation without accepting any consent instructions transmitted through ATOP or Electronic Consents or do not accept any consent instructions, all such consent instructions shall automatically be deemed to be withdrawn.

Representations, Warranties and Covenants

By submitting a valid Consent through ATOP in accordance with the ATOP procedures, and subject to the terms and conditions of the Consent Solicitation, each consenting Noteholder, including the custodial entity and the beneficial owner on whose behalf the custodial entity is acting, will be deemed to represent, warrant and undertake to us, the Parent, the Trustee, the Collateral Agents, the Paying Agent, the Solicitation Agents, the Information and Tabulation Agent at the time of submission of such Consent and on each of the Execution Date, the Consent Expiration Deadline and the Consent Settlement Date that:

(1)	it has received, reviewed, understood and accepted the terms of the Consent Solicitation (including this Consent Solicitation Statement) and agrees to be bound to such terms;

(2)	it owns the Notes for which it is providing Consent and has full power and authority to execute and deliver the Consent pursuant to the Consent Solicitation;

(3)	the Notes are, at the time of delivery of Consent, and will continue to be, held by it at the relevant DTC participant, as applicable until the Consent Expiration Deadline, provided the Consent Expiration Deadline occurs on or before the Longstop Date;

(4)	it consents to the Proposed Amendments as described in this Consent Solicitation Statement and all terms and conditions regarding the Consent Solicitation set forth in this Consent Solicitation Statement and authorizes, directs and requests the execution and delivery of the Supplemental Indentures by the relevant parties, including the Trustee and the Collateral Agents, subject to the terms of this Consent Solicitation Statement and that submission of a valid Consent pursuant to ATOP procedures constitutes the consenting Noteholder’s written Consent to the Proposed Amendments in respect of all of the Notes in its account in the relevant DTC participant;

(5)	it consents, in the case of Direct Participants, to the disclosure by the Clearing Systems of details concerning its identity, the aggregate principal amount of such Notes held and account details to the Information and Tabulation Agent, the Issuers and advisors;

(6)	the consenting Noteholder empowers, authorizes, and requests the Trustee, the Collateral Agents and the Paying Agent to do all such other things as may be necessary or expedient to carry out and give effect to the Consent Solicitation and the Proposed Amendments;

(7)	upon request, it will execute and deliver any additional documents deemed by us to be necessary or desirable to perfect the delivered Consent;

(8)	subject to Section 9.04 of each Indenture, it agrees that any Consent it delivers hereby is irrevocable and that any attempt to revoke a Consent by any method will not constitute a revocation of a previously provided Consent, unless the Consent Expiration Deadline has not occurred on or before the Longstop Date;

(9)	it acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the consenting Noteholder and the Consents given by the consenting Noteholder shall be binding (to the extent applicable in law) upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the consenting Noteholder and shall not be affected by, and shall survive, the death or incapacity of the consenting Noteholder;

(10)	it acknowledges that the Solicitation Agents may (but are not obliged to) submit Consents for their own accounts as well as on behalf of other beneficial owners of the Notes;

(11)	except as expressly set forth in this Consent Solicitation Statement, no information has been provided to the Noteholder by the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the

Collateral Agents or the Paying Agent with regard to the tax consequences to the Noteholders arising from the receipt of the Consent Fee, and the Noteholder acknowledges that the Noteholder is solely liable for any taxes and similar or related payments imposed on the Noteholder under the laws of any applicable jurisdiction as a result of its participation in this Consent Solicitation and agrees that the Noteholder will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against us, the Parent or any of our respective subsidiaries, the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents, the Paying Agent or any other person in respect of such taxes and payments;

(12)	none of the Solicitation Agents, the Information and Tabulation Agent, the Collateral Agents, the Trustee, the Paying Agent or their respective directors, employees, officers, agents or affiliates or any person who controls any of them has given the Noteholder any information with respect to the Consent Solicitation save as expressly set forth in this Consent Solicitation Statement, nor has any of them made any recommendation to it as to whether it should participate in the Consent Solicitation and the Noteholder has read and understood this Consent Solicitation Statement and has made its own decision with regard to participating in the Consent Solicitation based on any legal, tax or financial advice it has deemed necessary;

(13)	the Noteholder hereby agrees to indemnify the Solicitation Agents, the Information and Tabulation Agent, the Trustee, the Collateral Agents, the Paying Agent and their respective directors, employees, officers, agents or affiliates or any person who controls any of them against all and any losses, costs, claims, liabilities, expenses, charges, actions or demands which any of them may incur or which may be made against any of them as a result of any breach of any of the terms of, or any of the agreements, representations, warranties and/or undertakings given pursuant to, the Consent Solicitation (including any Consent) by the Noteholder;

(14)	the consenting Noteholder has not relied on the Solicitation Agents, the Trustee, the Collateral Agents, the Paying Agent, the Information and Tabulation Agent or their respective directors, employees, officers, agents or affiliates or any person who controls any of them in connection with its investigation of the accuracy of this Consent Solicitation Statement or its decision to Consent to the Proposed Amendments;

(15)	it is not a person from whom it is unlawful to seek approval of the Proposed Amendments and it is not, and is not submitting on behalf of, Sanctions Restricted Person (as defined herein). If it is a Sanctions Restricted Person, it will not be eligible to receive any Consent Fee in any circumstances, notwithstanding the proper delivery (and non-revocation) of valid Consents and the Issuers will not pay it any Consent Fee;

(16)	it has not distributed or forwarded this Consent Solicitation Statement or any other documents or materials relating to the Consent Solicitation to any person(s), and it has complied with all laws and regulations applicable to it for the purposes of its participation in the Consent Solicitation;

(17)	it irrevocably constitutes and appoints the Information and Tabulation Agent as (a) its agent and attorney-in-fact (with full knowledge that the Information and Tabulation Agent also acts as the Issuers’ agent) with respect to the Consent delivered with full power of substitution to deliver the Consent set forth in this Consent Solicitation Statement to the Issuers (such power of attorney granted in this paragraph shall be deemed irrevocable from and after the Consent Expiration Deadline) and (b) its agent to receive the Consent Fee on the undersigned’s behalf with respect to the principal amount of Notes as to which such Consent has been delivered;

(18)	the consenting Noteholder does remise, release and forever discharge the Trustee, the Collateral Agents, the Paying Agent, the Information and Tabulation Agent and their respective employees, officers, directors, affiliates, agents, predecessors and successors, as applicable, of and from any and all manner of actions, causes of actions, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, claims and demands whatsoever in law or in equity arising from and relating to the execution of the Supplemental Indentures and any transactions contemplated in connection with the Consents and this Consent Solicitation Statement; and

(19)	the consenting Noteholder declares and acknowledges that the Trustee, the Collateral Agents, the Paying Agent, the Solicitation Agents and the Information and Tabulation Agent will not be held responsible for any liabilities or consequences arising as a result of acts taken by it or pursuant to the terms of the Consent or this Consent Solicitation Statement and the consenting Noteholder further declares that the Solicitation Agents, the Trustee, the Collateral Agents, the Paying Agent and the Information and Tabulation Agent have no responsibility for the terms of the Consents or this Consent Solicitation Statement.

In this Consent Solicitation Statement:

“Sanctions Authority” means The United States government, United Nations, the United Kingdom, European Union (or any of its member states), any other equivalent governmental or regulatory authority, institution or agency which administers economic, financial or trade sanctions or the respective governmental institutions and agencies of any of the foregoing including, without limitation, the Office of Foreign Assets Control of the US Department of the Treasury, the United States Department of State, the United States Department of Commerce and His Majesty’s Treasury.

“Sanctions Restricted Person” means each person or entity (a “Person”):

(a) that is organized or resident in a country or territory which is the target of comprehensive country sanctions administered or enforced by any Sanctions Authority;

(b) that is, or is directly or indirectly owned or controlled by a Person that is, described or designated in (i) the most current “Specially Designated Nationals and Blocked Persons” list (which as of the date hereof can be found at: https://www.treasury.gov/ofac/downloads/sdnlist.pdf) or (ii) the Foreign Sanctions Evaders List (which as of the date hereof can be found at: http://www.treasury.gov/ofac/downloads/fse/fselist.pdf) or (iii) the most current “Consolidated list of persons, groups and entities subject to EU financial sanctions” (which as of the date hereof can be found at: https://data.europa.eu/data/datasets/consolidated-list-of-persons-groups-and-entities-subject-to-eu-financial-sanctions?locale=en); or (iv) the most current consolidated list of UK financial sanctions targets (which as of the date hereof can be found at: https://www.gov.uk/government/publications/financial-sanctions-consolidated-list-of-targets/consolidated-list-of-targets); or

(b) that is otherwise the subject or target of any sanctions administered or enforced by any Sanctions Authority, other than solely by virtue of their inclusion in any of the following lists (and not other lists): (i) the most current “Sectoral Sanctions Identifications” list (which as of the date hereof can be found at: https://home.treasury.gov/policy-issues/financial-sanctions/consolidated-sanctions-list/sectoral-sanctions-identifications-ssi-list) (the “SSI List”), (ii) Annexes III, IV, V, VI, XII and XIII of Council Regulation No. 833/2014, as amended by Council Regulation No. 960/2014 (the “EU Annexes”), (iii) Schedule 2 of the UK Sanctions (Russia) (EU Exit) Regulations 2019 (which as at the date hereof can be found at: https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/1063155/InvBan.pdf) (the “UK Annexes”) or (iv) any other list maintained by a Sanctions Authority, with similar effect to the SSI List, the EU Annexes or the UK Annexes.

The representation, warranty and undertaking set out at paragraph (15) above shall, other than when such representation, warranty and undertaking is made by a Noteholder at the time of submission of its Consent, only be sought and given for the benefit of the Solicitation Agents if and to the extent that doing so would be permissible for the Solicitation Agents pursuant to (i) the EU Blocking Regulation (or any law or regulation implementing the EU Blocking Regulation in any member state of the European Union) or (ii) the EU Blocking Regulation as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

If the relevant Noteholder is unable to give the representations and warranties described above, such Noteholder should contact the Solicitation Agents.

In accordance with normal practice, each of the Trustee, the Collateral Agents and the Paying Agent expresses no opinion on the merits of the Consent Solicitation, the Proposed Amendments or on the terms of this Consent Solicitation Statement. Each of the Trustee, the Collateral Agents and the Paying Agent has, however, not been involved in formulating the Proposed Amendments and the terms of this Consent Solicitation Statement. Each Noteholder is responsible for assessing the merits of the Consent Solicitation Statement and the Proposed Amendments. Accordingly, Noteholders should seek their own independent financial or legal advice with regard to the impact of the implementation of the Consent Solicitation and the Proposed Amendments.

The Trustee and the relevant Collateral Agent shall only execute the applicable Supplemental Indenture upon receiving (i) an Opinion of Counsel and an Officer’s Certificate in accordance with the Indentures and (ii) certification from the Information and Tabulation Agent that the Requisite Consents have been received.

The entry into of the Supplemental Indentures as a result of the Consent Solicitation will not require the Trustee or any Collateral Agent to, and the Trustee and the Collateral Agents shall not, consider the interests of the Noteholders either as a series or as individuals.

Notwithstanding anything else contained in this Consent Solicitation Statement or any other document in connection hereto, the Information and Tabulation Agent may refrain without liability from doing anything that would or might in its opinion be contrary to any law (including any economic or financial sanctions law (and including sanctions enforced by any Sanctions Authority (collectively, the “Sanctions”)) of any state or jurisdiction (including but not limited to the United States or any jurisdiction forming a part of it, the European Union and England and Wales) or any directive or regulation (including any economic or sanctions directive or regulation (and including Sanctions)) of any agency of any such state or jurisdiction and may, without liability, do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

MAURITIUS TAXATION

The following discussion summarizes certain Mauritius income tax considerations to a Holder with respect to the Consent Solicitation. The summary is based on existing Mauritius taxation laws and practice in force at the date of this Consent Solicitation Statement and is subject to change, possibly with retroactive effect. The summary does not constitute legal or tax advice and is not intended to represent a complete analysis of the tax consequences under Mauritius law of receipt of the Consent Fee. The Holders should consult their own tax advisers regarding the Mauritius tax consequences of receiving the Consent Fee or acquiring, owning and disposing of the Notes.

In view of the number of different jurisdictions where tax laws may apply to a Holder, this Consent Solicitation Statement does not discuss the tax consequences to Holders of the receipt of any Consent Fee pursuant to the Consent Solicitation. Each Holder is urged to consult its own professional advisers regarding these possible tax consequences under the laws of the jurisdictions that apply to it. Holders are solely liable for any taxes and similar or related payments imposed on them under the laws of any applicable jurisdiction as a result of their receipt of any Consent Fee and Holders should therefore take their own tax advice accordingly.

We are structured as a Global Business Company (“GBC”) in Mauritius. A GBC must at all times:

a)	carry out its core income generating activities in or from Mauritius by:

i.	employing either directly or indirectly a reasonable number of qualified persons to carry out the core activities, and

ii.	having a minimum level of expenditure, which is proportionate to its level of activities;

b)	be managed and controlled from Mauritius; and

c)	be administered by a management company.

Generally, the income tax rate for GBCs is at 15.0%, but subject to meeting certain prescribed conditions, a partial exemption of 80.0% may be allowed against certain types of income such as foreign source dividend and interest. Where the GBC derives income which is subject to foreign tax, and where the said partial exemption has not been applied, the amount of foreign tax paid may be allowed as a credit against income tax payable in Mauritius in respect of that income.

Under the Income Tax Act 1995, interest paid by a GBC to a non-resident not carrying on any business in Mauritius out of its “foreign source income” is not subject to withholding tax in Mauritius. To the extent that the Issuers hold a GBC license, interest paid under the Notes issued to non-residents not carrying on any business in Mauritius will therefore not be subject to withholding tax in Mauritius.

Payment of the relevant Consent Fee will not be subject to withholding tax or any other taxes in Mauritius. In addition, there are no exchange controls in Mauritius.

The Holders of the Notes are urged to consult their own tax advisers in order to fully understand the tax consequences in connection with the Consent Solicitation.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO

NOTEHOLDERS

The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined herein) of the adoption of the Proposed Amendments and the receipt of the Consent Fee. This summary is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (e.g., financial institutions, insurance companies, broker- dealers, partnerships and their partners, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Notes being taken into account in an applicable financial statement, and tax exempt organizations (including private foundations)), or to persons that hold Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that a Noteholder holds its Notes as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”). We are not seeking a ruling from the Internal Revenue Service (the “IRS”) regarding any U.S. federal income tax consequences of the adoption of the Proposed Amendments or the receipt of the Consent Fee. Accordingly, there can be no assurance that the IRS will not successfully challenge one or more of the conclusions stated herein. This summary, moreover, does not address the U.S. federal estate and gift tax, state and local tax, or alternative minimum tax consequences of the adoption of the Proposed Amendments and the receipt of the Consent Fee, nor does it address the Medicare tax on net investment income. Each Noteholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the adoption of the Proposed Amendments and the receipt of the Consent Fee.

For purposes of this discussion, “U.S. Holder” means the beneficial owner of a Note that for U.S. federal income tax purposes is

●	a citizen or individual resident of the United States;

●	a corporation organized in or under the laws of the United States or any political subdivision thereof;

●	a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court or that has validly elected to be treated as a U.S. person; or

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The treatment of partners in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that owns Notes may depend on the status of such partners and the status and activities of the partnership, and such persons should consult their own tax advisors about the consequences of an investment in the Notes.

THIS SUMMARY IS NOT INTENDED AS LEGAL ADVICE. U.S. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ADOPTION OF THE PROPOSED AMENDMENTS AND THE RECEIPT OF THE CONSENT FEE, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE OR LOCAL TAX LAWS OR NON-U.S. OR NON-INCOME TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS, AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Characterization of the Notes for U.S. Federal Income Tax Purposes

The determination of whether an obligation represents debt or equity is based on all the relevant facts and circumstances. There is no direct legal authority as to the proper U.S. federal income tax treatment of an instrument such as the Notes. As a consequence, it is unclear whether the Notes should be properly characterized as debt or equity for U.S. federal income tax purposes. To the extent the Issuers are required to take a position, they intend to take the position that the Notes are properly characterized as debt for U.S. federal income tax purposes (including, if adopted, following the modification of the Notes under the Proposed Amendments). This position will be binding on a U.S. Holder unless the U.S. Holder expressly discloses that it is adopting a contrary position on its income tax return. However, the Issuers’ position is not binding on the IRS or the courts, and there can be no assurance that this characterization will be accepted by the IRS or a court. If the Notes are properly characterized as equity for U.S. federal income tax purposes, then the U.S. federal income tax consequences of the adoption of the Proposed Amendments and receipt of the Consent Fee by a U.S. Holder would be materially different than as described below. Each U.S. Holder should consult its tax adviser about the proper characterization of the Notes for U.S. federal income tax purposes. The remainder of this summary assumes that the Notes are properly characterized as debt for U.S. federal income tax purposes.

Adoption of the Proposed Amendments

Generally, the modification of a debt instrument will be treated as a “deemed” exchange of an old debt instrument for a new debt instrument if such modification is “significant” within the meaning of the applicable U.S. Treasury Regulations (the “Regulations”). Under the Regulations, the modification of a debt instrument generally is a significant modification if, based on all of the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is “economically significant.” However, under the Regulations, certain types of modifications are not significant modifications. The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. However, the Regulations do not define “customary accounting or financial covenants.” The Regulations also provide that a change in yield of a debt instrument is not a significant modification unless the yield of the modified instrument (determined by taking into account any payments made by the issuer to the holder as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5 percent of the annual yield of the unmodified instrument (a “Significant Change in Yield”).

Although there is no authority directly on point and the matter is thus unclear, the Issuers believe that the adoption of the Proposed Amendments alone would not cause a significant modification to the terms of the Notes. However, with respect to the 2024 Notes, the Issuers believe that the receipt of the Consent Fee as consideration for the modification is expected to cause a Significant Change in Yield on the 2024 Notes, causing a significant modification of those 2024 Notes. Although the application of the change in yield test to the 2026 Notes is subject to substantial uncertainties and therefore the matter is not entirely clear, it is likely that the receipt of the Consent Fee as consideration for the modification should also cause a Significant Change in Yield on the 2026 Notes, thereby resulting in a significant modification of those 2026 Notes as well. Such significant modification would result in U.S. Holders of the 2024 Notes and the 2026 Notes who receive the Consent Fee being treated as if they exchanged their existing 2024 Notes and 2026 Notes (the “Deemed Old 2024 Notes”, the “Deemed Old 2026 Notes” and together the “Deemed Old Notes”) for new debt instruments (the “Deemed New 2024 Notes”, the “Deemed 2026 New Notes” and, together, the “Deemed New Notes”). U.S. Holders of Notes that do not receive any Consent Fee, by contrast, should not be treated as exchanging their Notes, and should continue to have the same tax basis and holding period in their Notes. If, contrary to the above, the receipt of the Consent Fee in respect of the 2026 Notes were not to cause to change the annual yield on the 2026 Notes by an amount that is sufficient to cause a Significant Change in Yield, a consenting U.S. Holder of the 2026 Notes would not recognize any income, gain or loss in connection with the Consent Solicitation except with respect to the Consent Fee received, and would have the same adjusted tax basis and holding period in the 2026 Notes after the adoption of the Proposed Amendments.

The foregoing characterizations are not free from doubt, however, and it is possible that the IRS might assert that a different characterization should apply in each case. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax consequences to them of the adoption of the Proposed Amendments and the receipt of the Consent Fee. The following discussion assumes that the adoption of the Proposed Amendments and receipt of the Consent Fee will result in a significant modification of the 2024 Notes and the 2026 Notes.

Tax Consequences to U.S. Holders of the Notes That Receive the Consent Fee

Deemed Exchange

Unless the deemed exchange qualifies as a tax-free recapitalization for U.S. federal income tax purposes, as described below under “— Recapitalization,” a U.S. Holder that receives the Consent Fee will generally recognize gain or loss equal to the difference, if any, between the amount realized on the deemed exchange and the U.S. Holder’s adjusted tax basis in the Deemed Old Notes on the date of the deemed exchange. A U.S. Holder’s adjusted tax basis in a Deemed Old Note generally will be its cost increased by the amount of any market discount with respect to the Deemed Old Note that has previously been taken into income by the U.S. Holder, and reduced by the amount of any amortizable bond premium previously deducted with respect to the Deemed Old Note. The amount realized by such a U.S. Holder on the deemed exchange will be equal to the sum of (i) the issue price (determined as described below) of the relevant Deemed New Notes and (ii) the amount of the Consent Fee (subject to the discussion below under “— Consent Fee”), less any amount attributable to the accrued but unpaid interest on the Deemed Old Notes, which will be taxable as such (as described below under “—Accrued Interest Payment”).

A U.S. Holder’s initial tax basis in the Deemed New Notes will be equal to their issue price, and a U.S. Holder will have a new holding period in the Deemed New Notes commencing the day after the deemed exchange. If a substantial amount of Deemed New Notes is treated as publicly traded for U.S. federal income tax purposes (e.g., traded on an established securities market) on the date of the deemed exchange, the issue price of the Deemed New Notes for the purposes of determining the amount realized on the exchange should be their fair market value on such date. The Issuer expects that the Deemed New Notes will be treated as publicly traded for U.S. federal income tax purposes, and, thus, the Deemed New Notes will have an issue price equal to their fair market value on the date of the exchange.

As described in more detail below, the applicable Deemed New Notes generally will be treated as issued with original issue discount (“OID”) if their “stated redemption price at maturity” exceeds their issue price (as described above) by more than a statutorily defined de minimis amount. The OID rules are described in further detail below.

Any gain or loss recognized by a U.S. Holder as a result of the deemed exchange generally will be capital gain or loss (except, as described below, to the extent of any market discount) and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Deemed Old Notes is more than one year as of the date of the deemed exchange. Non-corporate U.S. Holders are generally subject to reduced rates of taxation on long-term capital gain. The deductibility of capital losses is subject to limitations.

Market Discount

If a U.S. Holder acquired the Deemed Old Notes with market discount prior to the deemed exchange, any gain recognized on the deemed exchange of Deemed Old Notes for Deemed New Notes will be treated as ordinary income to the extent of any market discount on the Deemed Old Notes that has accrued during the period that the U.S. Holder held the Deemed Old Notes and that has not previously been included in income by the U.S. Holder. A Deemed Old Note generally will be treated as purchased at a market discount if the stated principal amount of the Deemed Old Note exceeded the amount for which the U.S. Holder purchased the Deemed Old Note by at least 0.25 percent of the Deemed Old Note’s stated principal amount multiplied by the number of complete years from the date the U.S. Holder acquired the Deemed Old Note to the Deemed Old Note’s maturity. Market discount accrues on a straight-line basis unless such U.S. Holder elected to accrue the market discount under a constant-yield method. U.S. Holders who acquired their Notes at a discount other than at original issuance should consult their tax advisors regarding the possible application of the market discount rules to a deemed exchange of the 2024 Notes.

Accrued Interest Payment

The amounts attributable to accrued and unpaid interest on a Deemed Old Note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on such U.S. Holder’s method of accounting for U.S. federal income tax purposes (or, if earlier, the date of the deemed exchange). Interest paid on the Deemed Old Notes constitutes income from sources outside the United States. A U.S. Holder’s receipt of cash allocable to interest that was previously included in income generally will not result in income.

Recapitalization

In order for a deemed exchange of the Notes to qualify as a tax-free recapitalization for U.S. federal income tax purposes, both the Deemed Old Notes and the Deemed New Notes must be treated as “securities” under the relevant provisions of the Code. Neither the Code nor the U.S. Treasury regulations define the term security. Whether a debt instrument is a security is based on all of the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether the instrument is a security for U.S. federal income tax purposes. The IRS has taken the position that an instrument with a term of less than five years generally is not a security whereas debt obligations with a maturity at issuance of ten years or more generally do constitute securities, in each case depending on the particular facts and circumstances. There is no clear authority as to whether instruments, like the Deemed Old Notes, with a term of more than five years but less than ten years, constitute securities. The IRS has publicly ruled in Revenue Ruling 2004-78 (in a merger context) that a debt instrument with a term of less than five years may be a security if received in a reorganization in exchange for an instrument having substantially the same maturity date and terms (other than interest rate) where the original instrument was a security; however, the application of this ruling to the deemed exchange of Deemed Old Notes for Deemed New Notes is not clear. To the extent the deemed exchange of the Notes qualifies as a tax-free recapitalization for U.S. federal income tax purposes, U.S. Holders would not be able to claim any losses recognized on the deemed exchange of the Notes. Due to the inherently factual nature of the determination, U.S. Holders are urged to consult their own tax advisors regarding the classification of the Notes (including the Deemed New Notes) as securities, the determination of whether the deemed exchange of the Notes would qualify as a tax-free recapitalization for U.S. federal income tax purposes, and any resulting tax consequences, including any potential gain recognition as a result of the Consent Fee, the determination of their adjusted tax basis and holding period in the Deemed New Notes, the potential application of the acquisition premium and market discount rules on their income accruals with respect to the Deemed New Notes in their particular circumstances. The reminder of this discussion does not address any potential tax consequences as a result of a recapitalization treatment.

Consent Fee

The tax treatment of the receipt of the Consent Fee by a U.S. Holder is subject to uncertainty. The Issuer believes that the receipt of the Consent Fee by a U.S. Holder of the Notes should be treated as part of the consideration received by the relevant U.S. Holder in the deemed exchange. There can be no assurance, however, that the IRS will agree with such treatment. If treated as part of the total consideration received in the deemed exchange, the U.S. Holder would be subject to tax in the manner described in the discussion above under “— Deemed Exchange”. It is also possible, however, that the Consent Fee would be treated as a separate fee for consenting to the Proposed Amendments, rather than as additional consideration for the deemed exchange, in which case the Consent Fee would be subject to tax as ordinary income. U.S. Holders of the Notes who receive the Consent Fee are encouraged to consult their tax advisors as to the proper treatment of the Consent Fee and the source of any payment thereof.

Tax Consequences of Holding and Disposing of the Deemed New Notes

Payments of Interest

Payments of stated interest on a Deemed New Note (including the amount of any withholding taxes and any additional amounts paid with respect thereto) will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on such holder’s method of accounting for U.S. federal income tax purposes, reduced by the allocable amount of amortizable bond premium, subject to the discussion below under “— Amortizable Bond Premium”. Interest (and any additional amounts) paid by the Issuer on the Deemed New Notes and OID, if any, accrued with respect to the Deemed New Notes constitute income from sources outside the United States. U.S. Holders should consult their tax advisors as to the foreign tax credit implications of interest paid or accrued on the Deemed New Notes, and of non-U.S. taxes (if any) imposed on such interest.

Original Issue Discount

If the “stated redemption price at maturity” exceeds the “issue price” of a Deemed New Note by more than a de minimis amount (as described below), the Deemed New Note will be considered to have been issued at an original discount for U.S. federal income tax purposes. Generally, the “stated redemption price at maturity” of a Deemed New Note will equal the sum of all payments required to be made under the Deemed New Note other than payments of “qualified stated interest.” In general, “qualified stated interest” is stated interest unconditionally payable (other than in debt instruments of the Issuer) at least annually during the entire term of the Deemed New Note and equal to the outstanding principal balance of the Deemed New Note multiplied by a single fixed rate of interest. If the difference between a Deemed New Note’s stated redemption price at maturity and its issue price is less than a de minimis amount, i.e., 1/4 of 1 percent of the stated redemption price at maturity multiplied by the weighted average maturity from the issue date, then the Deemed New Note will not be considered to have OID. U.S. Holders of Deemed New Notes with less than a de minimis amount of OID must include the de minimis OID in income, as capital gain, on a pro rata basis as principal payments are made on the Deemed New Note. U.S. Holders will be required to include OID that is not de minimis in income for U.S. federal tax purposes as it accrues in accordance with a constant yield method based on a compounding of interest, regardless of whether cash attributable to this income is received. The amount of OID includible in income by a U.S. Holder of a Deemed New Note is the sum of the daily portions of OID with respect to the Deemed New Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Deemed New Note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Deemed New Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Deemed New Note as long as (i) no accrual period is longer than one year; and (ii) each scheduled payment of interest or principal on the Deemed New Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Deemed New Note’s adjusted issue price at the beginning of the accrual period and the Deemed New Note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of interest on the Deemed New Note allocable to the accrual period. The “adjusted issue price” of a Deemed New Note at the beginning of any accrual period is the issue price of the Deemed New Note increased by the amount of accrued OID for each prior accrual period and decreased by the amount of any payment from the Issuer (other than qualified stated interest) that was paid during prior accrual periods.

Amortizable Bond Premium

If a U.S. Holder’s initial tax basis in a Deemed New Note is greater than the principal amount of the Deemed New Note, the U.S. Holder will be considered to have acquired the Deemed New Note with “amortizable bond premium” equal to such excess. A U.S. Holder generally may elect to amortize the premium over the remaining term of the Deemed New Note using a constant yield method as an offset to interest when includible in income under a U.S. Holder’s regular accounting method. Special rules may limit the amortisation of bond premium with respect to Deemed New Notes subject to early redemption. The bond premium rules are complex and U.S. Holders should consult their tax advisors regarding the application of these rules to the Deemed New Notes.

Sale or Other Taxable Disposition of the Deemed New Notes

A U.S. Holder generally will recognize a gain or loss on the sale or other taxable disposition of a Deemed New Note equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Deemed New Note. A U.S. Holder’s adjusted tax basis in a Deemed New Note generally will be its issue price (as determined above under “— Deemed Exchange”) increased by the amount of OID or market discount, if any, included in the U.S. Holder’s gross income with respect to the Deemed New Note and the amount, if any, of income attributable to de minimis OID and de minimis market discount included in the U.S. Holder’s income with respect to the Deemed New Note, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortisable bond premium applied to reduce interest on the Deemed New Note. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of a Deemed New Note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Deemed New Note is more than one year. Gain or loss realized by a U.S. Holder on the sale or other taxable disposition of a Deemed New Note generally will be U.S. source. U.S. Holders should consult their tax advisors as to the foreign tax credit and other U.S. federal income tax implications of non-U.S. taxes (if any) imposed on the sale or other taxable disposition of Deemed New Notes.

Tax Consequences of the Deemed New Notes Not Trading Under a Separate CUSIP

The Deemed New Notes held by U.S. Holders receiving the Consent Fee are not expected to be traded under a separate CUSIP from the relevant Notes held by U.S. Holders that do not receive the Consent Fee. Accordingly, to the extent the Deemed New Notes are considered to be issued with OID, the Notes held by holders that do not receive the Consent Fee may also be treated by agents and other intermediaries as issued with OID. In such case, U.S. Holders that do not receive the Consent Fee could have income reported from their Notes for U.S. federal income tax purposes on the same basis as discussed above under “—Original Issue Discount” for a holder receiving the Consent Fee. U.S. Holders that do not receive the Consent Fee should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Deemed New Notes held by U.S. Holders receiving the Consent Fee not trading under a separate CUSIP.

Information reporting and backup withholding

In general, information reporting requirements may apply to the receipt of the Consent Fee, unless the U.S. Holder is an exempt recipient (such as a corporation). A backup withholding tax may apply to such payment if such U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to make other required certifications. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders that own certain foreign financial assets, including debt of foreign entities, with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year may be required to file an information report with respect to such assets with their tax returns. Failure to comply with this requirement may result in the imposition of substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. U.S. Holders are urged to consult their tax advisors regarding the application of these reporting requirements to their ownership of the Deemed New Notes.

U.S. Holders are urged to consult their tax advisors regarding the Consent Solicitation, the adoption of the Proposed Amendments, and the receipt of the Consent Fee.

INFORMATION AND TABULATION AGENT

Morrow Sodali Limited has been appointed as Information and Tabulation Agent for the Consent Solicitation. In its capacity as Information and Tabulation Agent, it is to receive, tabulate and verify Consents. We have agreed to indemnify the Information and Tabulation Agent for certain liabilities. Morrow Sodali Limited has agreed to facilitate the Consent Solicitation in its capacity as Information and Tabulation Agent; however, it is not passing upon the merits or accuracy of the information contained in the Consent Solicitation in its capacity as Information and Tabulation Agent.

In connection with the Consent Solicitation, directors, officers and regular employees of the Issuers (who will not be specifically compensated for such services) may solicit Consents by use of the mails, personally or by telephone, facsimile, email or other means.

We will pay or cause to be paid to the Information and Tabulation Agent customary fees and expenses for their services and will reimburse them for their out-of-pocket expenses in connection therewith.

Notwithstanding anything else contained in this Consent Solicitation Statement or any other document in connection hereto, the Information and Tabulation Agent may refrain without liability from doing anything that would or might in its opinion be contrary to any law (including any Sanctions (as that term is defined herein)) or may result in the Information and Tabulation Agent becoming a Sanctions Restricted Person (as that term is defined herein)) and may without liability do anything which is, in its opinion, necessary to comply with Sanctions or to avoid becoming a Sanctions Restricted Person (as that term is defined herein).

SOLICITATION AGENTS

We have engaged Barclays Bank PLC, The Hongkong and Shanghai Banking Corporation Limited and MUFG Securities Asia Limited Singapore Branch to act as Solicitation Agents in connection with the Consent Solicitation. We will pay or cause to be paid to the Solicitation Agents reasonable and customary fees for their services as Solicitation Agents and will reimburse them for their reasonable out-of-pocket expenses in connection herewith. We have also agreed to indemnify them for certain liabilities in connection with their service as Solicitation Agents. Inquiries and correspondence addressed to them relating to the Consent Solicitation should be directed to their address (and/or email address) set forth on the back cover page of this Consent Solicitation Statement.

The Solicitation Agents do not assume any responsibility for the accuracy or completeness of the information contained in this Consent Solicitation Statement or for any failure by the Issuers to disclose events that may affect the significance or accuracy of that information.

At any given time, the Solicitation Agents or their respective affiliates may trade the Notes or other debt securities of the Issuers for its own account or enter into secondary market transactions or derivative transactions relating to the Notes or other debt securities, including, without limitation, purchase, sale (or facilitation thereof), stock borrowing or credit or equity-linked derivatives such as asset swaps, repackaging and credit default swaps, at the same time as the Consent Solicitation. Such transactions may be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of the Notes or other debt securities to which this Consent Solicitation Statement relates (notwithstanding that such selected counterparties may also be a purchaser of the Notes or other debt securities). As a result of such transactions, the Solicitation Agents or their respective affiliates may hold long or short positions relating to the Notes or other debt securities. The Solicitation Agents and their respective affiliates may also engage in investment or commercial banking such as lending and other dealings in the ordinary course of business with the Issuers or their respective affiliates from time to time and may receive fees and commissions for these transactions. In addition to the transactions noted above, the Solicitation Agents and their respective affiliates may, from time to time after completion of the Consent Solicitation, engage in other transactions with, and perform services for, the Issuers or their respective affiliates in the ordinary course of their business. The Solicitation Agents or their respective affiliates may also purchase Notes or other debt securities for asset management and/or proprietary purposes but not with a view to distribution or may hold Notes or other debt securities on behalf of clients or in the capacity of investment advisors. While the Solicitation Agents and their respective affiliates have policies and procedures to deal with conflicts of interests, any such transactions may cause the Solicitation Agents or their respective affiliates, clients or counterparties to have economic interests and incentives which may conflict with those of an investor in the Notes or other debt securities. The Solicitation Agents may receive returns on such transactions and has no obligation to take, refrain from taking or cease taking any action with respect to any such transactions based on the potential effect on a prospective investor in the Notes or other debt securities. Such persons do not intend to disclose the content of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

The Solicitation Agents are acting exclusively for the Issuers and nobody else in relation to the Consent Solicitation, and will not be responsible pursuant to the solicitation agent agreement or otherwise for giving advice or other investment services in relation to the Consent Solicitation to any person. None of the Solicitation Agents or any of their respective directors, employees, officers, agents or affiliates or any person who controls any of them makes any representation or recommendation whatsoever regarding the Proposed Amendments.

Further, the Solicitation Agents may or may not consent to the Proposed Amendments with respect to the Notes for its own account or on behalf of their clients. However, in no case shall such an action be construed as a recommendation to other Noteholders to vote in favor or not in favor of the Proposed Amendments.

Questions with respect to the terms of this Consent Solicitation should be directed to the Solicitation Agents at the contact details set forth on the back cover of this Consent Solicitation Statement.

EXHIBIT A — FORM OF THE 2024 SUPPLEMENTAL INDENTURE

FORM OF SUPPLEMENTAL INDENTURE

dated as of ______________, 2023

among

Azure Power Solar Energy Private Limited
as Company

and

Azure Power Global Limited
as Parent

and

HSBC Bank U.S.A., National Association
as Trustee, Notes Collateral Agent and Common Collateral Agent

5.65% Senior Notes Due 2024

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of ______________, 2023, Azure Power Solar Energy Private Limited, a public company with limited liability incorporated under the laws of Mauritius (the “Company”), Azure Power Global Limited, a public company with limited liability incorporated under the laws of Mauritius (the “Parent”) and HSBC Bank U.S.A., National Association, as trustee (the “Trustee”), notes collateral agent (the “Notes Collateral Agent”) and common collateral agent (the “Common Collateral Agent” and together with the Notes Collateral Agent, the “Collateral Agents”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

RECITALS

WHEREAS, the Company, the Parent, the Trustee and the Collateral Agents entered the indenture dated as of September 24, 2019 (the “Indenture”), relating to the Company’s 5.65% Senior Notes due 2024 (the “Notes”).

WHEREAS, Section 9.02 of the Indenture permits the Company, the Parent, the Trustee and the Collateral Agents to amend the Indenture with the written consent of the holders of the Notes of at least a majority in aggregate principal amount of the Notes then outstanding.

WHEREAS, the Company hereby desires to amend the Indenture as herein provided.

WHEREAS, the Company has received the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Company, the Parent, the Trustee and the Collateral Agents to enter into this Supplemental Indenture, all as certified by an Officer’s Certificate as contemplated by Sections 9.02, 9.06 and 13.03 of the Indenture.

WHEREAS, the Company has delivered to the Trustee and the Collateral Agents simultaneously with the execution and delivery of this Supplemental Indenture an Officer’s Certificate as well as an Opinion of Counsel pursuant to Sections 9.02, 9.06 and Section 13.03 of the Indenture to the effect that (i) the execution and delivery of this Supplemental Indenture by the Company is authorized or permitted under the Indenture and (ii) that all conditions precedent or covenants provided for in the Indenture have been satisfied.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this Supplemental Indenture hereby agree for the equal and ratable benefit of the Holders of Notes as follow (amended text is shown in double-underline and deleted language in ~~strikethrough~~):

ARTICLE 1

AMENDMENTS TO THE INDENTURE

Section 1.01. Amendment to Section 3 (Redemption and Repayment) of the Indenture

Section 3 of the Indenture would be amended by inserting a new Section 3.11 as follows:

“Section 3.11 Mandatory Offer to Purchase

The Company shall make an offer to purchase to all Holders on a pro rata basis of an aggregate principal amount of US$40,000,000 of Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest, if any, on the Notes repurchased to (but not including) the repurchase date (the “Repurchase Date”), which date shall be on or prior to March 25, 2024 (the “Mandatory Offer”).

On or before the Repurchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, but subject to Section 3.02, all Notes tendered pursuant to the Mandatory Offer, and will deliver or cause to be delivered to the Trustee a markdown instruction letter stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.11 and authorizing the cancellation of such principal amount of the Notes. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Repurchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase. The Company will publicly announce the results of the Mandatory Offer on the Repurchase Date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of the Mandatory Offer in accordance with the preceding paragraph.

To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 3.11, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 3.11 by virtue of such compliance.”

Section 1.02. Amendments to Section 4.03 (Provision of Financial Statements and Reports) of the Indenture

Section 4.03(a) of the Indenture would be deleted in its entirety and be replaced with the following:

“(a) The Parent shall provide to the Trustee: (i) the Parent’s annual report for the fiscal year ended March 31, 2023 on or before April 30, 2024; (ii) the Parent’s semi-annual report for the six months ended September 30, 2023 on or before June 30, 2024; (iii) for any annual reports thereafter, the Parent’s annual report within 120 days after the end of each fiscal year; and (iv) for any semi-annual reports thereafter, the Parent’s semi-annual report within 90 days after the end of each semi-annual period, in each case, (x) in the case of annual reports, containing audited consolidated balance sheets of the Parent as of the end of the two most recent fiscal years and audited consolidated statements of income and cash flow of the Parent for the two most recent fiscal years, including footnotes to such financial statements and the audit report of a member firm of a nationally recognized accounting firm on the financial statements; and (y) in the case of semi-annual reports, containing an unaudited consolidated balance sheet of the Parent as of the end of such semi-annual period and unaudited condensed statements of income and cash flow of the Parent for the most recent semi-annual period ending on the unaudited consolidated balance sheet date, and the comparable prior year period, together with a review of the financial performance by the Parent with respect to such semi-annual financial statements (including explanations for material variations).

The Parent will make the foregoing annual and semi-annual reports publicly available on its website and the Company shall publicly disclose such reports by way of an announcement released to the SGX-ST, in each case within the applicable prescribed periods set out in this Section 4.03(a).

For the avoidance of doubt, the Holders confirm that there is no Default or Event of Default on the basis of a breach or alleged breach of Section 4.03 as a direct result of: (i) the provision of the Parent’s annual report on Form 20-F for the fiscal year ended March 31, 2022 on October 12, 2023, (ii) the provision of the Restricted Group II’s annual report for the fiscal year ended March 31, 2022 on November 13, 2023; (iii) the non-provision of the Parent’s semi-annual report on Form 6-K for the six months ended September 30, 2022; and (iv) the non-provision of the Restricted Group II’s semi-annual report for the six months ended September 30, 2022.”

Except as described above, Section 4.03 of the Indenture shall remain unchanged.

Section 1.03. Amendments to Section 1.01 (Definitions) of the Indenture

The definition of “Subordinated Shareholder Debt” would be amended as follows:

“‘Subordinated Shareholder Debt’ means any indebtedness Incurred by any Restricted Subsidiary ~~(other than the Company)~~ owed to its direct or indirect shareholders which, by its terms or by the terms of any agreement or instrument pursuant to which such indebtedness is issued or remains outstanding, (i) is expressly made subordinate to the prior payment in full of the Notes or the Onshore Debt (as applicable) issued by such Restricted Subsidiary (including upon any default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the Restricted Subsidiary), (ii) does not mature or require any amortization and is not required to be repaid, redeemed, repurchased or otherwise retired, pursuant to a sinking fund obligation, event of default or otherwise (including any redemption, retirement or repurchase which is contingent upon events or circumstance but excluding any retirement required by virtue of acceleration of such indebtedness upon an event of default) in whole or in part, on or prior to six months after the earlier of (a) the first date no Notes are outstanding and (b) the final Stated Maturity of the Notes, (iii) does not provide for any cash payment of interest (or premium, if any) prior to six months after the earlier of (a) the first date no Notes are outstanding and (b) the final Stated Maturity of the Notes, (iv) is not secured by a Lien on any assets of the Restricted Subsidiary and is not guaranteed by any Restricted Subsidiary and (v) does not (including upon the happening of any event) restrict the payment of amounts due in respect of the Onshore Debt or compliance by the Restricted Subsidiary with its obligations under the Onshore Debt; provided, however, that upon any event or circumstance that results in such indebtedness ceasing to qualify as Subordinated Shareholder Debt, such indebtedness shall constitute an Incurrence of Indebtedness by the Restricted Subsidiary.”

A new defined term would be added as follows:

“‘Intragroup Transactions’ means certain intragroup transactions in connection with a one-off deferment of interest payments due on or before December 31, 2023 with respect to Onshore Debt.”

Section 1.04. Amendment to Section 4.07 (Restricted Payments) of the Indenture

Section 4.07(b) of the Indenture would be amended by inserting new Sections 4.07(b)(10) and Section 4.07(b)(11) and the proviso shall be amended as follows:

“(10) the making of any Restricted Payment by the Company to the Parent that is (a) in an amount not exceeding the amount of any Subordinated Shareholder Debt incurred by the Company from the Parent on or after October 31, 2023, together with any accrued and unpaid interest thereon (such amount, the “SSD Amount”) and (b) made solely in relation to the Intragroup Transactions; and

(11) Restricted Payments made by the Restricted Subsidiaries (other than the Company) to Azure Power India Private Limited that are (a) in an aggregate amount not exceeding the SSD Amount (or the Dollar Equivalent thereof) and (b) made solely in relation to the Intragroup Transactions.

provided that, in the case of clauses (7), (8), ~~and~~ (9), (10) and (11) above, no Default shall have occurred and be continuing or would occur as a consequence of the actions or payments set forth therein.”

A new Section 4.07(d) would be inserted as follows:

“The Parent shall ensure that, to the extent any Restricted Payment pursuant to Section 4.07(b)(11) is made, an equivalent amount (which, for the avoidance of doubt, shall be no less than the SSD Amount) is repaid by Azure Power India Private Limited to one or more Restricted Subsidiaries (other than the Company) on or prior to the date the Restricted Payment pursuant to Section 4.07(b)(10) is made.”

Section 1.05. Amendments to Section 4.18 (Limitations on Redemptions or Dispositions of and Amendments to Onshore Debt) of the Indenture

Section 4.18(b) of the Indenture would be amended as follows:

“(b) For so long as any of the Notes are outstanding, the Parent will not permit any Restricted Subsidiary to amend, waive or modify the terms and conditions of any Onshore Debt other than: (i) to conform to an amendment, waiver or modification of this Indenture, the Notes, any Note Guarantee or the Collateral Documents, (ii) to reflect a consolidation, merger or sale of assets permitted by Section 5.01, (iii) in any manner not materially adverse to the holders of the Onshore Debt, (iv) to conform to any provision of this Indenture, (v) in the case of the Existing Rupee ECB, to amend the Existing Rupee ECB within ten Business Days of the Original Issue Date to conform the terms thereof, in all material respects, to the terms set forth in the ECB term sheet annexed to the Offering Memorandum, (vi) as required under applicable law, rule, regulation or order, (vii) in any manner to ensure that the restrictions in any Onshore Debt applicable to the Restricted Subsidiary issuing such Onshore Debt are not inconsistent with or more restrictive than the provisions of this Indenture applicable to such Restricted Subsidiary, and (viii) to enter into any amendment or supplement to or grant any waiver under any Trust and Retention Account Agreement in order to account for the Incurrence of Subordinated Shareholder Debt and/or Permitted Indebtedness or for any other action which is permitted under or not restricted by this Indenture; provided that, notwithstanding the foregoing, the Restricted Subsidiaries shall be permitted to amend the terms of the Onshore Debt to defer interest payments due on or before December 31, 2023 with respect to such Onshore Debt to a date that is on or prior to the date the Restricted Payment pursuant to Section 4.07(b)(10) is made, in an aggregate amount not exceeding the SSD Amount.”

ARTICLE 2

MISCELLANEOUS

Section 2.01. Effect

This Supplemental Indenture and the amendments set forth in Article 1 shall become binding upon execution and delivery by the Company, the Parent, the Trustee and the Collateral Agents and shall become effective as of the date first written above. However, the provisions of Article 1 will not become operative until receipt by the Trustee and the Collateral Agents of notification, by way of an Officer’s Certificate, confirming that the Company has paid the consent fee on the Consent Settlement Date (as such term is defined in the Consent Solicitation Statement relating to the Notes issued by the Company dated November 28, 2023) to Holders who delivered consents to the amendments set forth in this Supplemental Indenture. This Supplemental Indenture shall automatically cease to have effect, and the amendments set forth in Article 1 shall be incapable of becoming operative, without further action or notice to any party if the consent fee has not been paid by the Consent Settlement Date. Except as amended hereby, the Indenture shall remain in full force and effect.

Section 2.02. Governing Law, Consent to Jurisdiction; Waiver of Immunities

THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

Section 2.03. Successors

All agreements of the Company and the Parent in this Supplemental Indenture and the Notes will bind their respective successors. All agreements of the Trustee and the Collateral Agents in this Supplemental Indenture will bind their respective successors.

Section 2.04. Counterparts

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. For the avoidance of doubt, delivery of an executed counterpart signature page of this Supplemental Indenture, by facsimile, electronic mail in portable document format (.pdf) or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, has the same effect as delivery of an executed original of this Indenture.

Section 2.05. Separability

In case any provision in this Supplemental Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 2.06. Table of Contents and Headings

The Table of Contents and headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and in no way modify or restrict any of the terms and provisions of this Supplemental Indenture.

Section 2.07. No liability of the Trustee and the Collateral Agents

The Trustee and the Collateral Agents shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

AZURE POWER SOLAR ENERGY PRIVATE LIMITED (as Company)
By:	__________________________________________
Name:
Title:

AZURE POWER GLOBAL LIMITED (as Parent)
By:	__________________________________________
Name:
Title:

HSBC BANK U.S.A., NATIONAL ASSOCIATION (as Trustee, Notes Collateral Agent and Common Collateral Agent)
By:	__________________________________________
Name:
Title:

[Signature page to Supplemental Indenture]

EXHIBIT B — FORM OF THE 2026 SUPPLEMENTAL INDENTURE

FORM OF SUPPLEMENTAL INDENTURE

dated as of ______________, 2023

among

Azure Power Energy Ltd
as Company

and

Azure Power Global Limited
as Parent

and

HSBC Bank U.S.A., National Association
as Trustee and Common Collateral Agent

3.575% Senior Notes Due 2026

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of ______________, 2023, Azure Power Energy Ltd, a public company with limited liability incorporated under the laws of Mauritius (the “Company”), Azure Power Global Limited, a public company with limited liability incorporated under the laws of Mauritius (the “Parent”) and HSBC Bank U.S.A., National Association, as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”). Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

RECITALS

WHEREAS, the Company, the Parent, the Trustee and the Collateral Agent entered the indenture dated as of August 19, 2021 (the “Indenture”), relating to the Company’s 3.575% Senior Notes due 2026 (the “Notes”).

WHEREAS, Section 9.02 of the Indenture permits the Company, the Parent, the Trustee and the Collateral Agent to amend the Indenture with the written consent of the holders of the Notes of at least a majority in aggregate principal amount of the Notes then outstanding.

WHEREAS, the Company hereby desires to amend the Indenture as herein provided.

WHEREAS, the Company has received the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Company, the Parent, the Trustee and the Collateral Agent to enter into this Supplemental Indenture, all as certified by an Officer’s Certificate as contemplated by Sections 9.02, 9.06 and 13.03 of the Indenture.

WHEREAS, the Company has delivered to the Trustee and the Collateral Agent simultaneously with the execution and delivery of this Supplemental Indenture an Officer’s Certificate as well as an Opinion of Counsel pursuant to Sections 9.02, 9.06 and Section 13.03 of the Indenture to the effect that (i) the execution and delivery of this Supplemental Indenture by the Company is authorized or permitted under the Indenture and (ii) that all conditions precedent or covenants provided for in the Indenture have been satisfied.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this Supplemental Indenture hereby agree for the equal and ratable benefit of the Holders of Notes as follow (amended text is shown in double-underline and deleted language in ~~strikethrough~~):

ARTICLE 1

AMENDMENTS TO THE INDENTURE

Section 1.01. Amendment to Section 3 (Redemption and Repayment) of the Indenture

Section 3 of the Indenture would be amended by inserting a new Section 3.12 as follows:

“Section 3.12 Mandatory Offer to Purchase

The Company shall make an offer to purchase to all Holders on a pro rata basis of (i) an aggregate principal amount of US$12,000,000 of Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest, if any, on the Notes repurchased to (but not including) the repurchase date (the “March 2024 Repurchase Date”), which date shall be on or prior to March 25, 2024 (the “March 2024 Mandatory Offer”), and (ii) an aggregate principal amount of US$8,000,000 of Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest, if any, on the Notes repurchased to (but not including) the repurchase date (the “August 2024 Repurchase Date,” and together with the March 2024 Repurchase Date, the relevant “Repurchase Date”), which date shall be on or prior to August 26, 2024 (the “August 2024 Mandatory Offer,” and together with the March 2024 Mandatory Offer, the relevant “Mandatory Offer”).

On or before the relevant Repurchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, but subject to Section 3.02, all Notes tendered pursuant to the relevant Mandatory Offer, and will deliver or cause to be delivered to the Trustee a markdown instruction letter stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.12 and authorizing the cancellation of such principal amount of the Notes. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the relevant Repurchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase. The Company will publicly announce the results of the relevant Mandatory Offer on the relevant Repurchase Date.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of the Mandatory Offer in accordance with the preceding paragraph. To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 3.12, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 3.12 by virtue of such compliance.”

Section 1.02. Amendments to Section 4.03 (Provision of Financial Statements and Reports) of the Indenture

Section 4.03(a) of the Indenture would be deleted in its entirety and be replaced with the following:

“(a) The Parent shall provide to the Trustee: (i) the Parent’s annual report for the fiscal year ended March 31, 2023 on or before April 30, 2024; (ii) the Parent’s semi-annual report for the six months ended September 30, 2023 on or before June 30, 2024; (iii) for any annual reports thereafter, the Parent’s annual report within 120 days after the end of each fiscal year; and (iv) for any semi-annual reports thereafter, the Parent’s semi-annual report within 90 days after the end of each semi-annual period, in each case, (x) in the case of annual reports, containing audited consolidated balance sheets of the Parent as of the end of the two most recent fiscal years and audited consolidated statements of income and cash flow of the Parent for the two most recent fiscal years, including footnotes to such financial statements and the audit report of a member firm of a nationally recognized accounting firm on the financial statements; and (y) in the case of semi-annual reports, containing an unaudited consolidated balance sheet of the Parent as of the end of such semi-annual period and unaudited condensed statements of income and cash flow of the Parent for the most recent semi-annual period ending on the unaudited consolidated balance sheet date, and the comparable prior year period, together with a review of the financial performance by the Parent with respect to such semi-annual financial statements (including explanations for material variations).

The Parent will make the foregoing annual and semi-annual reports publicly available on its website and the Company shall publicly disclose such reports by way of an announcement released to the SGX-ST, in each case within the applicable prescribed periods set out in this Section 4.03(a).

For the avoidance of doubt, the Holders confirm that there is no Default or Event of Default on the basis of a breach or alleged breach of Section 4.03 as a direct result of: (i) the provision of the Parent’s annual report on Form 20-F for the fiscal year ended March 31, 2022 on October 12, 2023; (ii) the provision of the Restricted Group’s annual report for the fiscal year ended March 31, 2022 on November 13, 2023; (iii) the non-provision of the Parent’s semi-annual report on Form 6-K for the six months ended September 30, 2022; and (iv) the non-provision of the Restricted Group’s semi-annual report for the six months ended September 30, 2022.”

Except as described above, Section 4.03 of the Indenture shall remain unchanged.

ARTICLE 2

MISCELLANEOUS

Section 2.01. Effect

This Supplemental Indenture and the amendments set forth in Article 1 shall become binding upon execution and delivery by the Company, the Parent, the Trustee and the Collateral Agent and shall become effective as of the date first written above. However, the provisions of Article 1 will not become operative until receipt by the Trustee and the Collateral Agent of notification, by way of an Officer’s Certificate, confirming that the Company has paid the consent fee on the Consent Settlement Date (as such term is defined in the Consent Solicitation Statement relating to the Notes issued by the Company dated November 28, 2023) to Holders who delivered consents to the amendments set forth in this Supplemental Indenture. This Supplemental Indenture shall automatically cease to have effect, and the amendments set forth in Article 1 shall be incapable of becoming operative, without further action or notice to any party if the consent fee has not been paid by the Consent Settlement Date. Except as amended hereby, the Indenture shall remain in full force and effect.

Section 2.02. Governing Law, Consent to Jurisdiction; Waiver of Immunities

THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

Section 2.03. Successors

All agreements of the Company and the Parent in this Supplemental Indenture and the Notes will bind their respective successors. All agreements of the Trustee and the Collateral Agent in this Supplemental Indenture will bind their respective successors.

Section 2.04. Counterparts

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. For the avoidance of doubt, delivery of an executed counterpart signature page of this Supplemental Indenture, by facsimile, electronic mail in portable document format (.pdf) or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, has the same effect as delivery of an executed original of this Indenture.

Section 2.05. Separability

In case any provision in this Supplemental Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 2.06. Table of Contents and Headings

The Table of Contents and headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and in no way modify or restrict any of the terms and provisions of this Supplemental Indenture.

Section 2.07. No liability of the Trustee and the Collateral Agent

The Trustee and the Collateral Agent shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

AZURE POWER ENERGY LTD (as Company)
By:	__________________________________________
Name:
Title:

AZURE POWER GLOBAL LIMITED (as Parent)
By:	__________________________________________
Name:
Title:

HSBC BANK U.S.A., NATIONAL ASSOCIATION (as Trustee and Collateral Agent)
By:	__________________________________________
Name:
Title:

[Signature page to Supplemental Indenture]

Azure Power Solar Energy Private Limited

Azure Power Energy Ltd

(each incorporated in Mauritius with limited liability)

Solicitation of Consents to Amend Certain Provisions of the Indentures Relating to all Outstanding

5.65% Senior Notes due 2024 issued by Azure Power Solar Energy Private Limited	3.575% Senior Notes due 2026 issued by Azure Power Energy Ltd
Rule 144A CUSIP: 05502TAA6 ISIN: US05502TAA60 Common Code: 199526375	Rule 144A CUSIP: 05502V AA1 ISIN: US05502VAA17 Common Code: 237768736
Regulation S CUSIP: V04008AA2 ISIN: USV04008AA29 Common Code: 199527568	Regulation S CUSIP: V0002U AA5 ISIN: USV0002UAA52 Common Code: 237768752

This Consent Solicitation Statement can be obtained from the Consent Website: https://projects.morrowsodali.com/azurepower (the access to which is subject to eligibility confirmation and registration) or from the Information and Tabulation Agent. Any questions or requests for assistance related to this Consent Solicitation Statement or related documents may be directed to the Information and Tabulation Agent at the contact details set forth on the back cover page of this Consent Solicitation Statement.

A Noteholder (or a beneficial owner that is not a Noteholder) may also contact the Solicitation Agents or the Information and Tabulation Agent at their respective contact details set forth below or their broker, dealer, bank, trust company or other nominee for assistance concerning this Consent Solicitation.

Information and Tabulation Agent:
Morrow Sodali Limited

In Hong Kong	In London	In Stamford
29/F, No. 28 Stanley Street Central, Hong Kong Telephone: +852 2319 4130	103 Wigmore Street W1U 1QS Telephone: +44 20 4513 6933	333 Ludlow Street, 5th Floor South Tower, CT 06902 Telephone: +1 203 658 9457

Email: azurepower@investor.morrowsodali.com
Consent Website: https://projects.morrowsodali.com/azurepower
Any questions regarding the terms of the Consent Solicitation should be directed to the Solicitation Agents
Solicitation Agents
Barclays Bank PLC 1 Churchill Place Canary Wharf London E14 5HP United Kingdom Phone: +44 20 3134 8515 Email: eu.lm@barclays.com

The Hongkong and Shanghai Banking Corporation Limited

Level 17, HSBC Main Building

1 Queen’s Road Central

Hong Kong

Phone: +852 3941 0223 (Hong Kong)

+44 207 992 6237 (London)

+1 212 525 5552 (New York)

US Toll Free: 1-888-HSBC-4LM

Email: liability.management@hsbcib.com

MUFG Securities Asia Limited Singapore Branch 7 Straits View #23-01 Marina One East Tower Singapore 018936 Phone: +852 2860 1672 Email: Project_Phoenix_LM@spr.sc.mufg.jp